Form 10-K, Exhibit 13
period 1993-12-31
IP TIMBERLANDS LTD
filed 1994-03-30
CIK 761860

                                                           EXHIBIT (13)
About IP Timberlands, Ltd.

Background of the Partnership

   IP Timberlands, Ltd. (IPT) began operations in 1985 as a publicly traded limited partnership to succeed to substantially all of International Paper's forest resources business. International Paper contributed 6.3 million acres of forestlands it owned or held under long-term leases to IPT.

   The Partnership has two types of securities: Class A and Class B Depositary Units. Presently, 16 percent of the Class A Units are publicly traded. The remainder of the Class A Units and all the Class B Units are owned by International Paper.

Description of the Class A Depositary Units

   IP Timberlands, Ltd. Class A Units trade on the New York Stock Exchange under the symbol "IPT." During 1993, the units traded in a price range of $20.50 to $30.13.

   The Class A Unit generally entitles the holder to share in 95 percent of the net cash flow and earnings generated from the sale of trees harvested during the Initial Term, the first 15 years of the Partnership
(1985-1999). Thereafter, the majority of the benefit goes to the Class B unitholders, with the Class A unitholders' share reduced to four percent of total Partnership activities, which include reforestation and land management costs as well as stumpage sales. The general partners' share is one percent.

   Less than six years remain in the Initial Term of the Partnership. Because of this and due to the decrease in the share of earnings when the Initial Term of the Partnership expires, Class A unitholders should expect the market price of Class A Units to begin to decrease well before December 31, 1999.

   During 1993, the Partnership declared per unit distributions to Class A unitholders of $.72 per quarter and a special distribution of $4.00, or $6.88 for the year.

   For answers to commonly asked questions about IPT, see page 3.

                             Inside Front Cover
Financial Highlights

In millions, except per unit data,
for the years ended December 31                1993        1992       1991
Total Revenues                                 $ 426       $ 297      $ 237

Operating Earnings(1)                            314         195        135
Net Partnership Earnings                         323         206        150
Earnings Allocated to Class A Limited
  Partners                                       276         159        143
Per Class A Unit
  Earnings                                      5.94        3.42       3.09
  Distributions                                 6.88(2)     2.88       2.88
Operating Cash Flow
  Attributable to Class A Units                  234         149        161
Total Class A Unit Distributions Declared      $ 320(2)    $ 134      $ 134

Weighted Average Class A Units Outstanding        46          46         46

December 31                                      1993       1992       1991
Working Capital                                 $  308     $  289     $  282
Forestlands and Roads                              772        755        744
Total Assets                                    $1,094     $1,116     $1,040

1 Operating earnings equal total revenues less operating costs and expenses. Operating earnings are lower than net Partnership earnings because operating earnings exclude interest income.

2 Includes a $186 million ($4.00 per Class A Unit) special distribution paid on October 1, 1993.

Inside This Report
To Our Unitholders 2
Commonly Asked Questions About IPT 3
Managing Our Forestlands 6
Management's Discussion and Analysis 8
Financial Statements 11
Directors and Officers 20
Partnership Information 21
Unitholder Tax Information 21

Management's Discussion and Analysis

Results of Operations

   Stumpage sales revenues increased 29% to a record $305 million in 1993 from $237 million in 1992. Stumpage revenues were $192 million in 1991. Net Partnership earnings rose to $323 million from $206 million in 1992 and $150 million in 1991. The Partnership took advantage of favorable weather conditions, good demand and record sawlog prices to increase harvest volumes by 8% in 1993.

   In the South, revenues increased 60% over 1992 totals. Record lumber and panel prices spurred a significant increase in demand for sawlogs as mills sought to increase production. As a result, pine sawlog prices reached record levels by year end. Pulpwood prices also advanced as greater utilization of small logs by wood products plants and an increase in exports of hardwood chips forced paper mills to compete for available fiber. Domestic and export log prices in the West also achieved record levels before softening slightly as the year ended. As a result, stumpage sales revenues in the West increased 4% despite a 35% decline in harvest volumes from lower bulk sales. In the Northeast, strong spruce-fir sawlog demand from Canadian and domestic lumber mills kept prices high, resulting in a 17% increase in revenues.

   Forestland sales of selected nonstrategic holdings vary from year to year. The Partnership took advantage of the high prices in 1993 to increase forestland sales to $108 million compared with $49 million in 1992.

   Although 1994 began with prices at or near record levels, a declining inventory of mature trees is expected to lead to a lower harvest over the next several years. This future harvest may be supplemented by forestland purchases or cutting contracts where economically advantageous. Thus, while the outlook for 1994 is favorable, operating results will remain dependent upon construction activity, export demand, and continued strength in the repair and remodeling market.

   The following table presents major earnings statement revenue categories attributable to the Primary and Secondary Accounts.

In thousands                           1993           1992          1991
Stumpage sales
  Primary Account                    $303,147       $194,678      $179,358
  Secondary Account                     2,159         42,250        12,815
                                     --------       --------      --------
                                     $305,306       $236,928      $192,173

Forestland sales
  Primary Account                    $ 33,505       $  4,678      $  2,789
  Secondary Account                    74,449         43,837        31,650
                                     --------       --------      --------
                                     $107,954       $ 48,515      $ 34,439

Volumes related to the above stumpage sales were:

In thousand cunits                            1993        1992       1991
Used in International Paper facilities        1,045        896        936
Resold by International Paper                   725        698        756
Sales to unaffiliated parties                 1,762      1,691      1,683

                                              -----      -----      -----
                                              3,532      3,285      3,375

Operating Costs and Expenses

  Operating costs and expenses attributable to the Primary and Secondary Accounts were as follows:

In thousands                               1993        1992         1991
Primary Account                          $ 64,504    $ 54,016     $ 55,044
Secondary Account                          47,578      47,781       47,678
                                         --------    --------     --------
                                         $112,082    $101,797     $102,722

   Depletion and the cost of forestlands sold are generally attributed to the Primary and Secondary Accounts in the same proportion as revenues from stumpage sales and forestland sales, respectively. Road amortization is fully attributed to the Secondary Account. Increased depletion and costs of forestland sales in 1993 resulted in the increase in Primary Account expenses.

   Costs related to land and forest management and administration of IPT are associated to some extent with both the Primary Account and the Secondary Account because the benefits derived from such expenditures will be realized both during and after the Initial Term. The Primary Account is charged for forest operating costs and general and administrative expenses based on a percentage of revenues from stumpage and forestland sales credited to the Primary Account. The remaining balance of such costs is charged to the Secondary Account. This method of allocation and the cost allocation percentage are reviewed annually by IP Forest Resources Company (IPFR) to determine that the cost allocations between the Accounts are representative of the respective benefits derived by the Accounts.

   General and administrative expenses are a combination of direct costs charged to IPT plus indirect overhead costs that are allocated to IPT by International Paper. These expenses decreased in 1992 compared with 1991 due to lower expenses related to certain long-term forestland leases.

Impact of Inflation

   Prices for stumpage may be subject to sharp cyclical fluctuations due to market or other economic conditions and generally do not directly follow inflationary trends. Costs of forest management and operations generally tend to reflect inflationary trends.

Liquidity and Capital Resources


   At December 31, 1993, IP Timberlands, Ltd. had cash and temporary investments of $6.8 million and notes receivable from International Paper of $276.1 million, totaling $282.9 million in liquid assets. Cash is either invested in temporary investments or loaned to International Paper at market rates.

In thousands, except per unit data                   1993          1992
Cash, temporary investments and notes receivable
  Primary Account                                   $158,556      $252,754
  Secondary Account                                  124,372        50,240
                                                    --------      --------
                                                    $282,928      $302,994
Total per Class A Unit                                $ 3.35        $ 5.21

   The decrease in Primary Account liquid assets was due to the payment of a $4.00 per Class A Unit special distribution in 1993. The increase in Secondary Account liquid assets reflects cash proceeds received from forestland and bulk sales. Cash flow from operations and existing cash balances are expected to be adequate to meet anticipated cash requirements of the Primary Account. Costs charged to the Secondary Account, which include reforestation costs, road construction and a significant portion of forest management expenses, have exceeded revenues credited to such account in the past. To the extent that future
Secondary Account cash flows and existing cash balances do not cover cash costs charged to such account, IPT will fund such shortfalls through the sale of additional units (principally Class B Units) to International Paper, borrowings from International Paper or unaffiliated parties, or other financing alternatives. International Paper and IPFR contributed $69.3 million in 1991 to the Secondary Account to fund the anticipated shortfalls. No contributions were made in 1992 or 1993.

   In contrast to other depletable natural resources such as oil and gas, forest resources are managed to regenerate over a period of time generally ranging from 25 to 55 years. IPT believes that the size and diversity of its forest resource base should provide recurring annual revenues without the need for a major reinvestment of cash to acquire additional resources. IPT's investment in forestlands and roads, which includes expenditures for reforestation, road construction and capitalized leases, is expected to decline slightly in 1994 compared with 1993 levels.

   It is IPT's policy to make quarterly cash distributions from the Primary Account based on cash available from operations after provisions for working capital, asset acquisitions and such reserves as IPFR, the managing general partner of IPT, deems appropriate. The distribution rate also balances any large nonrecurring inflows from forestland sales in the current year against expected future cash flows based on IPT's projected harvest plan. The partners participate in distributions in the same ratio in which they share revenues and costs. In the case of the Primary Account, the Class A Units receive 95% of the total IPT distributions, with the Class B Units and general partners receiving 4% and 1%, respectively. Class A Units' participation in distributions will decline significantly to 4%, and Class B Units' participation will increase to 95%, after the end of the Initial Term.

   In 1993, 1992 and 1991, IPT paid regular Class A quarterly distributions of $.72 per quarter. In October 1993, IPT paid a special cash distribution of $4.00 per unit, as management believed that existing cash balances plus projected future cash flows would be adequate for capital expenditure, working capital and regular quarterly distribution requirements during the remainder of the Initial Term. It is anticipated that the 1994 distribution will at least maintain the $.72 per quarter rate. In considering changes to the distribution rate, the Partnership manages conservatively to avoid undue volatility.

   The following table presents cash flow from operations, after provision for capital expenditures, attributable to Class A Units. It also shows cash distributions declared for Class A Units for the same period, including the $4.00 per unit special distribution paid in 1993.

                                             Primary       Secondary         IPT
In thousands                                 Account        Account         Total
Year Ended December 31, 1993

Cash provided by operations                  $284,456      $  88,982       $373,438
Investment in forestlands and roads           (38,890)       (14,851)       (53,741)
IPTO general partners' interest in above       (2,456)          (741)        (3,197)
Cash flow after capital expenditures          243,110         73,390        316,500
Class A Unit allocation factor                     95%             4%
Cash flow attributable to Class A Units      $230,955      $   2,936       $233,891
Distributions declared for Class A Units     $319,547                      $319,547

Year Ended December 31, 1992

Cash provided by operations                  $181,701      $  13,758       $195,459
Investment in forestlands and roads           (23,058)       (15,490)       (38,548)
IPTO general partners' interest in above       (1,586)            17         (1,569)
Cash flow after capital expenditures          157,057         (1,715)       155,342
Class A Unit allocation factor                     95%             4%
Cash flow attributable to Class A Units      $149,204      $     (69)      $149,135
Distributions declared for Class A Units     $133,764                      $133,764

Year Ended December 31, 1991

Cash provided by operations                  $174,110      $  (3,193)      $170,917
Investment in forestlands and roads            (2,484)       (15,406)       (17,890)
IPTO general partners' interest in above       (1,716)           186         (1,530)
Cash flow after capital expenditures          169,910        (18,413)       151,497

Class A Unit allocation factor                     95%             4%
Cash flow attributable to Class A Units      $161,414      $    (736)      $160,678
Distributions declared for Class A Units      133,668                      $133,668

   At the end of the Initial Term, the Primary Account will be closed, and all cash remaining after payment of borrowings and liabilities will be distributed. Class A unitholders will receive 95% of this cash distribution.

Consolidated Statement of Earnings

In thousands, except per unit data, for the years ended December 31
                                            1993         1992        1991
Revenues
Stumpage sales
  International Paper                      $185,372     $119,613    $112,424
  Unaffiliated parties                      119,934      117,315      79,749
Forestland sales                            107,954       48,515      34,439
Other income, net                            12,774       11,580      10,836
                                           --------     --------    --------
Total revenues                              426,034      297,023     237,448

Operating Costs and Expenses

Depletion
  International Paper                        10,126        8,225       9,062
  Unaffiliated parties                       11,835       10,553      10,611
Cost of forestlands sold                     12,780        6,285       2,618
Amortization of roads                         2,180        2,179       2,288
Forest operations                            38,190       37,465      37,282
General and administrative                   20,359       21,865      25,274
Property and severance taxes                 16,612       15,225      15,587
                                           --------     --------    --------
Total operating costs and expenses          112,082      101,797     102,722
Operating Earnings                          313,952      195,226     134,726
Interest Income                              12,159       13,176      17,044
General Partners' Interest in IPTO           (3,261)      (2,084)     (1,518)

Net Partnership Earnings                   $322,850     $206,318    $150,252
Earnings per Class A Unit (Note 4)           $ 5.94       $ 3.42      $ 3.09

   The accompanying notes are an integral part of these financial statements.

                      Consolidated Balance Sheet


In thousands at December 31
                                               1993            1992
Assets
Current Assets
Cash and temporary investments, at cost,
  which approximates market                   $ 6,782         $ 6,630
Notes receivable--International Paper         276,146         296,364
Accounts and notes receivable                  37,279           6,695
  Total current assets                        320,207         309,689
Notes Receivable                                1,872          51,331
Forestlands                                   736,685         718,550
Roads, net of accumulated amortization of
  $46,747 (1993) and $45,745 (1992)            35,269          36,108
                                           ----------      ----------
Total Assets                               $1,094,033      $1,115,678

Liabilities and Partners' Capital
Current Liabilities
Accounts payable and accrued liabilities        $ 431           $ 524
Due to International Paper                      3,825          11,392
Accrued property and severance taxes            5,577           4,221
Customer advance payments                       2,725           4,326
  Total current liabilities                    12,558          20,463
Lease Obligations                               1,567           1,656
General Partners' Interest in IPTO             33,264          33,400
Commitments and Contingent Liabilities
Partners' Capital
  General partners                             32,321          32,456
  Limited partners                          1,014,323       1,027,703
                                           ----------      ----------
Total Liabilities and Partners' Capital    $1,094,033      $1,115,678

   The accompanying notes are an integral part of these financial statements.

                Consolidated Statement of Cash Flows

In thousands for the years ended December 31                        1993               1992              1991
Operating Activities
Net Partnership earnings                                          $ 322,850         $ 206,318         $ 150,252
Noncash items
  Depletion                                                          21,961            18,778            19,673
  Cost of forestlands sold                                           12,780             6,285             2,618
  Amortization of roads                                               2,180             2,179             2,288
  Other, net                                                          2,786             2,576             1,268
Changes in current assets and liabilities

  Accounts and notes receivable                                      18,875           (50,026)            6,412
  Due to International Paper                                         (7,567)            9,806           (12,615)
  Customer advance payments                                          (1,601)              538               (51)
  Other, net                                                          1,174              (995)            1,072
Cash provided by operations                                         373,438           195,459           170,917

Investment Activities
Investment in forestlands and roads                                 (53,741)          (38,548)          (17,890)
Loans to International Paper                                       (328,226)         (193,479)         (260,700)
Repayment of loans by International Paper                           348,444           176,967           180,801
  Cash used for investment activities                               (33,523)          (55,060)          (97,789)

Financing Activities
Limited partners' cash contributions                                                                     68,607
General partners' cash contributions                                                                      1,393
Distributions to partners of IPT and IPTO                          (339,763)         (142,227)         (142,022)
  Cash used for financing activities                               (339,763)         (142,227)          (72,022)

Change in Cash and Temporary Investments                                152            (1,828)            1,106
Cash and Temporary Investments
  Beginning of the year                                               6,630             8,458             7,352
  End of the year                                                   $ 6,782           $ 6,630           $ 8,458

The accompanying notes are an integral part of these financial statements.

                 Notes to Consolidated Financial Statements

1. Organization

    IP Timberlands, Ltd. (IPT), a Texas limited partnership, was formed to succeed to substantially all of the forest resources business of International Paper.

    IP Forest Resources Company (IPFR), a wholly owned subsidiary of International Paper, is the managing general partner of IPT, and International Paper is the special general partner.

    International Paper received IPT Class A Depositary Units (Class A Units) and IPT Class B Depositary Units (Class B Units) in exchange for the contribution of approximately 6.3 million acres of forestlands owned in fee or held under long-term leases as well as certain deeds and other assets. IPT operates through IP Timberlands Operating Company, Ltd. (IPTO), a Texas limited partnership, in which IPT holds a 99% limited partners' interest. IPFR is also the managing general partner of IPTO, and International Paper is the special general partner.

    The Partnerships have no officers, directors or employees. The officers, directors and employees of International Paper and IPFR perform all management and business activities for the Partnerships.

2. Summary of Significant Accounting Policies


    Consolidation. The consolidated financial statements include the accounts of IPT and IPTO. All significant intercompany items and transactions have been eliminated.

    Basis of Presentation. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and will not be the basis for reporting taxable income to unitholders.

    Temporary Investments. Temporary investments with an original maturity of three months or less are stated at cost. Temporary investments were $6.5 million at both December 31, 1993 and 1992.

    Income Taxes. IPT is not a taxable entity for federal, state and local income tax purposes. Any taxable earnings or losses and certain other items are reported by the partners on their own tax returns in accordance with their Partnership Agreement.

    Forestlands. Forestlands, including capitalized harvesting rights, are stated at cost, less accumulated depletion. IPT capitalizes cutting contracts where the total price to be paid is fixed and the term is in excess of one year. The portion of the costs of forestlands attributed to the trees is charged against earnings as the trees are cut, at rates determined annually based on the relationship of unamortized costs to the estimated recoverable harvest volumes.

    Roads. Roads are stated at cost, less accumulated amortization. The depreciable portion of the cost is amortized over the economic lives of the roads using the straight-line method (eight to 20 years).

    Revenue Recognition. Stumpage sales are recognized when legal ownership and the risk of loss pass to the purchaser and the quantity sold is determined. This generally occurs when the purchaser severs and measures the volumes.
Bulk sales represent the sale of standing timber. Revenues from bulk sales and forestland sales are recognized when legal ownership and the risk of loss pass, normally at the time of sale.

Notes to Consolidated Financial Statements

3. Transactions With International Paper and Major Customers

    IPT is a major source of fiber and wood used in International Paper's pulp, paper, lumber and panel manufacturing facilities. The cost associated with sales to International Paper was $10.1 million (1993), $8.2 million (1992) and $9.1 million (1991).

    IPT does not compensate IPFR or International Paper for services as general partners. However, IPT does reimburse them for direct costs and expenses (included in forest operations and general and administrative expenses) associated with the management and operations of the Partnerships and indirect costs, principally general and administrative expenses, allocated to the Partnerships. Charges for indirect expenses were $10.2 million (1993), $9.8 million (1992) and $9.0 million (1991). In the opinion of IPFR management, the allocation methods and amounts are reasonable.

    Notes with International Paper bear interest at market rates. Interest income from notes with International Paper was $10.7 million (1993), $11.9 million (1992) and $15.8 million (1991).

    In addition to transactions with International Paper, total revenues in 1992 included $91 million in forestland and bulk sales to a West Coast forest products company. Included in Notes Receivable at December 31, 1992 were
$50 million of 6% interest-bearing notes from these sales that were paid in full in 1993. No unaffiliated customer accounted for sales in excess of 10% of total revenues in 1993 or 1991.

4. Computation of Earnings per Class A Unit

    Holders of Class A Units participate principally in the revenues and costs associated with IPT's stumpage sales through December 31, 1999 (the Initial Term), and to a significantly lesser extent in such revenues and costs after the Initial Term. Holders of the Class B Units participate principally in the revenues and costs associated with IPT's stumpage sales after the Initial Term, and to a significantly lesser extent in such revenues and costs during the Initial Term.

    In order to implement the sharing of revenues and costs between the Class A Units and the Class B Units, the Partnership Agreement of IPT created two accounting units--the Primary Account and the Secondary Account. The Primary Account is credited with all revenues and costs associated with the sale of trees harvested during the Initial Term. For forestland sales or bulk sales, the proceeds and costs associated with such sales are allocated by the managing general partner between the Primary Account and the Secondary Account based on the relative asset values of the forestlands and trees and the projected harvest schedule during and after the Initial Term. Other revenues not associated with the harvesting and sale of trees, such as revenues from permits, leases, easements and similar items, generally are credited to the Primary Account. Interest income on the short-term investment of proceeds from stumpage sales is treated in the same manner as revenues and costs associated with the harvesting and sale of trees.

    The Class A Units are credited with 95% of the revenues and costs of the Primary Account and 4% of the revenues and costs of the Secondary Account. The Class B Units are credited with 95% of the revenues and costs of the Secondary Account and 4% of the revenues and costs of the Primary Account. International Paper and IPFR are credited with 1% in the aggregate of the revenues and costs of the Primary Account and the Secondary Account.

Notes to Consolidated Financial Statements

    The following table presents the computation of earnings per Class A Unit.

In thousands, except per unit data,

 for the years ended December 31                          1993              1992            1991

Allocation to Primary Account                             $288,856          $165,288        $151,006
Allocation to Secondary Account                             33,994            41,030            (754)
Net Partnership Earnings                                  $322,850          $206,318        $150,252
95% of the Primary Account                                $274,413          $157,023        $143,455
4% of the Secondary Account                                  1,360             1,641             (30)
Earnings Allocated to Class A Limited Partners             275,773           158,664         143,425
Weighted Average Class A Units Outstanding                  46,446            46,446          46,401
Earnings per Class A Unit                                   $ 5.94            $ 3.42          $ 3.09

5. Receivables

    The major components of Accounts and Notes Receivable are presented below. No allowance for doubtful accounts was required in either year.

In thousands at December 31                            1993           1992
Notes receivable--trade                               $35,329        $4,773
Accounts receivable--trade                              1,268         1,439
Accrued interest and other receivables                    682           483
                                                      -------        ------
                                                      $37,279        $6,695
                                                      -------        ------

    The increase in Notes receivable--trade in 1993 is due to a forestland sale in the West completed near year end.

6. Partners' Capital

    The following table presents the activity in the Partners' Capital accounts.

                                                    General       Limited
In thousands                                        Partners      Partners       Total
Balance--January 1, 1991                            $30,660       $ 849,934    $  880,594
Cash contribution of International Paper and IPFR       693          68,607        69,300
Net earnings for the period                           1,503         148,749       150,252
Partner distributions                                (1,055)       (104,446)     (105,501)
Balance--December 31, 1991                           31,801         962,844       994,645
Net earnings for the period                           2,063         204,255       206,318
Partner distributions                                (1,408)       (139,396)     (140,804)
Balance--December 31, 1992                           32,456       1,027,703     1,060,159
Net earnings for the period                           3,229         319,621       322,850
Partner distributions                                (3,364)       (333,001)     (336,365)
Balance--December 31, 1993                          $32,321      $1,014,323    $1,046,644


    In 1991, International Paper and IPFR made a cash contribution to fund anticipated shortfalls with respect to Secondary Account capital expenditures and operating expenses.

Notes to Consolidated Financial Statements

    Beginning with the second quarter of 1991, the declaration of quarterly Partnership distributions was changed to the month following the end of the quarter. Accordingly, partner distributions charged to Partners' Capital for 1991 included only three quarterly distributions.

    Distributions in 1993 include a special distribution of $4.00 per Class A Unit paid October 1, 1993.

    The authorized and outstanding Class A and Class B Units at December 31, 1993, 1992 and 1991, which represent the limited partnership interests of IPT, are presented below. The Class B Units are 100% owned by International Paper and affiliates.

                                   Class A Depositary Units
                               -------------------------------
                               International      Unaffiliated                     Class B
                                 Paper and           Third                        Depositary
                                 Affiliates         Parties          Total          Units
Number of units                  39,146,229         7,299,500      46,445,729     50,976,480
Percentage of total                     84%               16%            100%           100%

    Under the terms of the Partnership Agreement, International Paper has the right to purchase, at any time, all outstanding Class A Units at a price equal to 133% of the market price at that time.

7. Commitments and Contingent Liabilities

    IPTO and International Paper are parties in two lawsuits involving long-term leases on 212,000 acres of property in Louisiana and Mississippi. The lessors are seeking to have the two forestland leases terminated and IPTO enjoined from further operation on the land covered by the leases as well as seeking approximately $52 million in alleged damages, plus alleged statutory and trebling penalties and punitive damages in excess of $450 million. A jury trial in the Louisiana suit resulted in a verdict in favor of IPTO and International Paper. Appeals are pending. Trial in the Mississippi state court case has been stayed while certain issues relating to the exercise of a purchase option by IPTO are litigated. IPTO and International Paper plan to vigorously contest the remaining allegations and assert that the lessors are in breach of the original agreement.

    IPT is involved in various legal proceedings incidental to its business.

While any proceeding or litigation has an element of uncertainty, IPT believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

Interim Financial Results
(unaudited)
                                                                Quarter
                                        --------------------------------------------------------
In thousands, except per unit data       First           Second           Third          Fourth
1993
Total revenues                          $103,268         $83,361         $110,496       $128,909
Operating earnings                        72,294          57,265           83,126        101,267
Net Partnership earnings                  74,924          59,779           85,477        102,670
Per Class A Unit
  Earnings                              $   1.41         $  1.05         $   1.47       $   2.01
  Distributions                              .72             .72             4.72(1)         .72

1992
Total revenues                          $ 73,179         $63,311         $ 75,197       $ 85,336
Operating earnings                        47,994          39,466           50,054         57,712
Net Partnership earnings                  50,928          42,264           52,738         60,388

Per Class A Unit
  Earnings                              $    .87         $   .69         $   . 89       $    .97
  Distributions                              .72             .72              .72            .72

    1 Includes a special distribution of $4.00 per Class A Unit.

Responsibility for Financial Statements

     IP Timberlands, Ltd., through the participation of IP Forest Resources Company, "IPFR," (the managing general partner) and International Paper Company (the special general partner), is responsible for the fair presentation of the information contained in the financial statements in this annual report. The statements were prepared in accordance with generally accepted accounting principles and reflect management's best judgment as to the Partnership's financial position, the results of its operations and cash flows.

    A system of internal accounting controls is maintained and designed to provide reasonable assurance that transactions are properly recorded and summarized so that reliable financial records and reports can be prepared and assets can be safeguarded. An important part of the internal controls system is the involvement of the general partners, who provide all required services to ensure the adequacy of internal controls. Procedures are also in place to assess compliance with the terms of the Partnership Agreement and identify and resolve any business issues arising between the Partnership and the general partners.

    Compliance with the internal controls system is monitored by internal audit with management follow-up. The independent public accountants provide an objective, independent review of management's discharge of its responsibility for the fairness of the Partnership's financial statements. They review the internal accounting controls and conduct tests of procedures and accounting records to enable them to form the opinion set forth in their report.

    The Board of Directors of IPFR monitors management's administration of the Partnership's financial and accounting policies and practices and the preparation of financial reports. The Audit Committee, consisting of nonemployee directors, meets regularly with representatives of management, the independent public accountants and the Internal Auditor to review their activities. The independent public accountants and the Internal Auditor both have free access to the Audit Committee and meet regularly with the Audit Committee, with and without management representatives in attendance.

                                     Frederick L. Bleier
                                     Treasurer and Controller


Report of Independent Public Accountants

To the Partners of IP Timberlands, Ltd.:

    We have audited the accompanying consolidated balance sheets of IP Timberlands, Ltd. (a Texas limited partnership) and subsidiary as of December 31, 1993 and 1992 and the related consolidated statements of earnings and cash flows for each of the three years ended December 31, 1993. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IP Timberlands, Ltd. and subsidiary as of December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the three years ended December 31, 1993 in conformity with generally accepted accounting principles.

                                       ARTHUR ANDERSEN & CO.


New York, N.Y.
February 4, 1994