Form 10-K405, Exhibit 13
IP TIMBERLANDS LTD
filed 1995-03-31
CIK 761860

                          ABOUT IP TIMBERLANDS, LTD.

Background of the Partnership

IP Timberlands, Ltd. (IPT) began operations in 1985 as a publicly traded limited partnership to succeed to substantially all of International Paper's forest resources business. International Paper contributed
6.3 million acres of forestlands it owned or held under long-term leases to IPT.

  The Partnership has two types of securities: Class A and Class B Depositary Units. Presently, 16 percent of the Class A Units are publicly traded. The remain-der of the Class A Units and all the Class B Units are owned by International Paper.

Description of the Class A Depositary Units

IP Timberlands, Ltd. Class A Units trade on the
New York  Stock Exchange under the symbol "IPT."
During 1994, the units traded in a price range of $21.50 to $31.13.

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

  During 1994, the Partnership declared per unit dis-tributions to Class A unitholders of $.72 per quarter or $2.88 for the year, the same as the regular distri-bution in 1993. In addition, a special distribution of $4.00 per Class A Unit was paid in October 1993, and another special distribution of $4.00 per Class A Unit was declared on March 14, 1995, payable on March 31, 1995 to unitholders of record on March 24, 1995.

-----------------------------------------
Cover:
Mature loblolly pine commonly reaches
heights of 80 feet in 30 years on the
Partnership's Southern forestlands.
-----------------------------------------

Less than five years remain in the Initial

Term of the Partnership. Because of this, and due to the decrease in their share of earnings from 95 percent to four percent when the Initial Term of the Partnership expires, Class
A unitholders should expect the market price of Class A Units to begin to decrease well before December 31, 1999.

  However, if the Partnership continues until that time, Class A unitholders will be entitled to 95 percent of any cash remaining in the Primary Account. Some or all of this amount may be distributed prior to the end of the Initial Term, depending on future cash flows and the Partnership's distribution policy. Net liquid assets attributable to Class A Units in that account totaled $6.42 per unit at December 31, 1994. The special distribution declared in March 1995 of $4.00 per Class
A Unit will be paid from this account.

Tax Consequences of IPT

Under the Partnership tax structure, all income and expenses flow directly to the unitholder. Unitholders are liable for taxes on their share of Partnership tax-able earnings. The quarterly cash distributions paid by the Partnership represent a tax-free return of capital until a unitholder's cost basis equals zero. No tax is paid on cash distributions until that time.

  The unitholder's original cost basis is the price paid for the unit when purchased. This cost basis is adjusted upward by the unitholder's share of Partnership taxable earnings and downward by cash distributions received. When selling the unit, the tax-able gain or loss is the difference between the sales price and the adjusted cost basis.

  Foreign investors in IPT are subject to U.S. with-holding tax on their distributions.

  Each year, IPT prepares customized tax information for each unitholder. See Unitholder Tax Information
(page 20) for details.

                             FINANCIAL HIGHLIGHTS

                                                   Years Ended December 31
                                                   -----------------------
In millions, except per unit data                   1994   1993     1992
--------------------------------------------------------------------------
Total Revenues                                      $369   $426     $297
Operating Earnings(1)                                259    314      195
Net Partnership Earnings                             274    323      206
Earnings Allocated to Class A Limited Partners       255    276      159
Per Class A Unit
 Earnings                                           5.49   5.94     3.42
 Distributions                                      2.88   6.88(2)  2.88
Operating Cash Flow Attributable to Class A Units    280    234      149
Total Class A Unit Distributions Declared           $134   $320(2)  $134

Weighted Average Class A Units Outstanding            46     46       46
--------------------------------------------------------------------------

                                                        December 31
                                                  ------------------------
                                                    1994     1993     1992
--------------------------------------------------------------------------
Working Capital                                   $  439   $  308   $  289
Forestlands and Roads                                775      772      755
Total Assets                                      $1,227   $1,094   $1,116
--------------------------------------------------------------------------

(1) Operating earnings equal total revenues less operating costs and expenses. Operating earnings are lower than net Partnership earnings because operating earnings exclude interest income.

(2) Includes a $186 million ($4.00 per Class A Unit) special distribution paid on October 1, 1993.

Inside This Report

 2 To Our Unitholders
 3 Commonly Asked Questions About IPT
 6 Partnership Performance
 8 Sustainable Forestry Principles
 9 Management's Discussion and Analysis
11 Financial Statements
19 Directors and Managers
20 Unitholder Tax Information
20 Partnership Information

                              TO OUR UNITHOLDERS

In 1994, IP Timberlands, Ltd., (IPT) reported
Partnership earnings totaling $274 million on rev-

enues of $369 million compared with 1993 record earnings of $323 million on revenues of $426 mil-lion. Earnings per Class A Depositary Unit declined to $5.49 from the $5.94 earned in 1993.

  Cash flow attributable to Class A Units increased in 1994 to $280 million or $6.02 per unit from $234 million or $5.04 per unit in 1993. Collection in early 1994 of a note receivable from a 1993 forest-land sale and receipt of amounts due from International Paper led to higher cash flow despite the decrease in earnings.

  Both demand and pricing for Partnership stumpage remained strong in 1994 in each of our three major operating areas. As expected, harvest volumes declined 10 percent due to a decline in the percent-age of mature tracts on Partnership lands. In our Southern region, pine sawlog prices reached record levels in the first quarter, but moderated somewhat during the late spring and summer as customers focused on controlling inventory levels. By year end, unseasonably wet weather conditions and continued strong lumber and panel markets again pushed log prices higher. Pulpwood prices also strengthened during the year as improved pulp and paper markets led to increased demand for fiber. In the Northeast, spruce-fir sawlog prices rose steadily on the strength of good demand from Canadian sawmills and strong domestic lumber markets. In the Western region, average sales prices increased slightly despite high domestic customer log inventories and uncertain export markets. As planned, harvest volumes in the West were nearly 25 percent below the 1993 harvest level.

  Due to the age classes of the Partnership's south-ern pine forests, we anticipate that the 1995 harvest will decline by an additional 10 percent to a level where it will remain for the next several years. While sawlog and pulpwood prices entering 1995 are above comparable prices in early 1994, the lower harvest and a planned decrease in forestland sales are expected to lead to slightly lower Partnership rev-enues and earnings in 1995.

  On March 14, 1995, the IPFR Board of Directors approved a special distribution of $4.00 per Class A
Unit payable on March 31, 1995 to unitholders of record on March 24, 1995. This special distribution reflects the Partnership's recent strong cash flow and our latest projection of future cash require-ments for operations and asset acquisitions. The regular quarterly distribution, which is currently

$.72 per Class A Unit, is authorized by IPFR each quarter, and is not affected by this special payment.

  Because we continue to receive questions concern-ing the ownership structure and operations of the Partnership as we approach the end of the Initial
Term, we have printed our responses to several fre-quently asked questions on pages 3-5. We hope that these comments will increase our unitholders' understanding of the Partnership and the changes that will occur at the end of the Initial Term.

  During 1994, we welcomed two new members to the IPFR Board of Directors, Tom Graham, Chief
Executive Officer of AK Steel Corporation, and Roger
Smith, former Chief Executive Officer of General
Motors Corporation. We look forward to benefiting from their guidance and advice in the years to come.

John A. Georges
Chairman and Chief Executive Officer

Edward J. Kobacker
President

March 14, 1995

                      COMMONLY ASKED QUESTIONS ABOUT IPT

Below are answers to some of the most commonly asked questions about IPT.

Partnership Units

How are Partnership earnings and cash flows allocated between Class A and Class B Units?

---------------

Class A unitholders are generally entitled to 95 percent, and Class B unitholders to four percent, of net earn-ings and cash flows associated with the harvest and sale of trees during the Initial Term (the first 15 years of the Partnership, ending at December 31, 1999).
Subsequently, Class A unitholders' participation drops to four percent of total Partnership net earnings and cash flows including reforestation and land management costs, with Class B unitholders sharing in 95 percent of such net earnings and cash flows.
The general partners of IPT receive one percent of Partnership net earnings and cash flows throughout the life of the Partnership.


Why do the sharing percentages change after 1999?

---------------

While the Class A unitholders are principally benefiting from the sale of trees cut during the first
15 years of the Partnership (1985-1999), Class B unitholders fund the land management and refor-estation costs. Since the trees grown under the reforestation program will mature after the end of the Initial Term, the benefits from sales of such trees will accrue to the Class B unitholders

How does the Partnership keep track of earnings and distributions for Class A and Class B unitholders?

---------------

To properly account for the sharing of revenues and costs between the Class A and Class B Units, the Partnership maintains two accounts - the Primary
Account, which is credited with revenues and charged with costs associated with the harvest and sale of trees during the Initial Term, and the Secondary
Account, which is credited with revenues and charged with costs associated with the harvest and sale of trees after the Initial Term. Revenues and costs arising from forestland and bulk sales, which may include trees scheduled for harvesting during or after the Initial Term, are allocated between the Primary and Secondary Accounts based on the relative asset values of the forestlands and trees and when the trees would be harvested

  Class A unitholders are credited with 95 percent of Primary Account earnings and cash flow and four percent of Secondary Account earnings and cash flow through 1999.

  Separate balance sheets and income statements are maintained for both the Primary and Secondary
Accounts. This ensures that Primary Account cash is used only for expenditures that are expected to benefit the Partnership during the Initial Term.

What happens at the end of the Initial Term?

---------------

At December 31, 1999, the end of the Initial Term, the Primary Account will be closed and all remaining
Primary Account cash will be distributed. Class A unitholders will receive 95 percent of this cash dis-

tribution, the same as their interest in the Partnership during the Initial Term. After this date, Class A unitholders' participation falls to four percent of all activities of the Partnership, including reforestation and land management costs.

Will there be any trees purchased with Primary
Account cash that haven't been harvested by the end of the Initial Term?

---------------

Only trees scheduled to be harvested during the Initial Term are purchased with Primary Account cash. Thus, the amount of any such unharvested trees (or other nonliquid assets) remaining in the Primary Account at the end of the Initial Term should be minimal.

Why is the value of Class A Units expected to decline as the end of the Initial Term approaches?

---------------

The value of a unitholder's investment in Class A
Units is based on the expected level of future cash distributions. Class A unitholders' participation in any distributions after the end of the Initial Term declines to four percent from 95 percent, or a small fraction of current distribution levels. Thus, it is expected that the market price of Class A Units will decline substantially by December 31, 1999.

Is the "yield" included in stock listings relevant to the Class A Units?

---------------

"Yield" is the dividend paid by a company on its Security, expressed as a percent of the current price.
For IPT, this would be the annual cash distribution per Class A Unit expressed as a percentage of the market price of each unit. IPT's quarterly distributions are not dividends, but primarily a return of capital.
Additionally, since the Class A unitholder's distribu-tion decreases significantly after December 31, 1999, this measure may be misleading as an indicator of expected future investment return.

Can the Class A Units be "called" before the end of the Initial Term?


---------------

International Paper can, at its option, call the out-standing Class A Units at any time before the end of the Initial Term at a purchase price equal to 133 per-cent of the then-current market value of Class A Units.

Cash Distributions

How does IPFR determine the amount of quarterly cash distributions?

---------------

IPT's policy is to make quarterly cash distributions to Class A unitholders based on the amount of cash available from operations after provisions for work-ing capital, possible asset acquisitions and such reserves as IPFR, the managing general partner, deems appropriate.

Why has IPT declared two special distributions of $4.00 per Class A Unit instead of raising the rate?

---------------

When determining the amount of a cash distribu-tion, management reserves cash for potential forest-land and merchantable timber acquisitions. Special distributions were declared in March 1995 and September 1993 because near-term acquisition prospects under consideration became unlikely due to rising prices. Accordingly, most of the cash reserves were paid out to Class A unitholders at those times.

  Certain reserves continue to be maintained to meet ongoing and potential business requirements.

What happens to any excess of cash flow generated over distributions paid for a given quarter?

---------------

Any cash from operations retained for working capital, asset acquisitions and reserves is loaned to International Paper until the funds are needed by the Partnership. These loans, which are due on demand, earn interest at market rates.

When will undistributed cash be paid to the unitholders?


---------------

Any undistributed cash that remains in the Primary
Account at the end of the Initial Term (December 31, 1999) will be distributed to unitholders in accordance with their respective Primary Account percentage interests. Class A unitholders will receive approxi-mately 95 percent of these distributions. Any undis-tributed Secondary Account cash remains in the Partnership until the Partnership is terminated.

Income Tax Consequences

How are Partnership earnings taxed?

---------------

Under the Partnership tax structure, all income and expenses flow directly to the unitholders who are responsible for taxes on their share of Partnership taxable earnings. Customized tax information con-cerning current-year earnings and distributions is provided to unitholders in late February.

Are Class A Unit distributions taxable?

---------------

Class A unitholders pay taxes on their annual share of IPT's taxable earnings, as noted above. Quarterly cash distributions represent a tax-free return of capital until a unitholder's cost basis equals zero.
No tax is payable on cash distributions until that time. Foreign investors in IPT are subject to U.S.
withholding tax on their distributions.

How is a unitholder's cost basis calculated?

---------------

A unitholder's cost basis is the original cost of the units adjusted upward by the unitholder's annual share of IPT's taxable earnings attributable to the units and adjusted downward by the unitholder's share of cash distributions attributable to the units.
IPT annually provides the information needed to make these calculations.

How is the sale of Class A Units taxed?

---------------

Sales proceeds are compared to a unitholder's cost basis in the units. If the result is a gain, the unitholder will be taxed at the existing capital gains rate. If the result is a loss, the unitholder will be allowed to offset the loss against other capital gains.

Harvest Activity

What is the Partnership's harvest to date and what is the projected harvest through 1999?

---------------

At the Partnership's inception, it was estimated that approximately 44 to 54 million cunits would be har-vested during the Initial Term. Approximately 34 million cunits have been harvested through 1994.
During 1994, harvest volumes were expected to decline. The actual decrease in volume was 10 percent.
In 1995, harvest levels are expected to be down an additional 10 percent, due to the age classes of the Partnership's southern pine plantations. These har-vest levels will continue for the next several years.
Current harvest plans indicate that the total harvest during the Initial Term will be within the original range.

                            PARTNERSHIP PERFORMANCE

IP Timberlands, Ltd., now completing its tenth year of operations, manages 5.9 million acres of U.S.
forestlands in 14 states. The majority of the annual harvest, which in 1994 totaled 3.2 million cunits
(one cunit equals 100 cubic feet), is pulpwood used in the manufacture of paper. The remainder is saw-logs used for lumber, plywood and pole production.

  The Partnership manages a complex array of activi-ties that, taken together, result in economically attractive and environmentally responsible forest management. These activities include the growth and planting of genetically improved seedlings, the use of site-specific prescriptions to enhance growth, and the promotion of environmentally sound harvest-ing techniques. Our experience demonstrates that environmentally sound management also yields the best long-term economics.

  The process begins with the growth of seedlings.
In 1994, we planted over 40 million seedlings on Partnership lands and distributed about 140 million seedlings to other industrial and private, nonindus-trial landowners for reforestation. Intensive research and development efforts over the years have yielded faster growing, disease-resistant families of super-trees. Genetic research now under way promises continued advancements for the future. Our research on soil types, site preparation, erosion control and planting techniques has increased survival rates and benefited early seedling growth. Selective control of weeds and fertilization has improved growth and yields as the young trees develop. And finally, research into nonconventional harvesting techniques has allowed us to operate in previously inaccessible areas while minimizing soil compaction and disturbance of the environment.

  The combination of focused research and sound forestry techniques allows the Partnership to earn a good economic return for its unitholders while fulfill-ing its environmental stewardship responsibilities.
The comments that follow highlight some of the ini-tiatives under way in each of the Partnership's three regions that exemplify our commitment to protecting the environment while sustaining economic growth.

Southern Region

In the South, IPT controls 4.1 million acres of forest-land in seven states: Alabama, Arkansas, Louisiana, Mississippi, North Carolina, South Carolina and
Texas. The Southern land base includes 2.4 million acres of planted forests, 700,000 acres of natural mixed pine-hardwood forests and 900,000 acres of natural hardwood forests. In 1994, the Partnership harvested approximately 2.4 million cunits in the South while modifying harvest activity on approxi-mately 12 percent of the region's forestlands to protect environmentally sensitive areas or wildlife species. These holdings make the South the major contributor to the Partnership's financial results as well as the focus of its environmental initiatives.

  The quality of environmental stewardship on our land in the South was recognized by several inde-pendent organizations during 1994:

- The National Wild Turkey Federation awarded its first Land Stewardship Award to International
  Paper in recognition of a "decades-long com-mitment to balance the economic priorities of an industrial forest with the environmental needs of the wildlife that inhabit it."

- The National Environmental Development Asso-ciation listed International Paper on its 1994
  Honor Roll for efforts to protect the endangered
  Red Hills salamander of southern Alabama

  through a Habitat Conservation Plan, the first of its kind in the South developed by a forest products enterprise.

- Field & Stream magazine named Lake Erling, a
  7,000-acre lake located in a 40,000-acre forest managed for wood production and wildlife on IPT land, as the "best bass lake in Arkansas."

  New environmental initiatives undertaken in 1994 included the Bayou Dorcheat Ecosystem Manage-ment Project with the Arkansas Natural Heritage
Commission. This project, involving over 10,000 acres of IPT land in southwest Arkansas, is intended to serve as an example of how for-profit forest man-agement and ecological protection can be compatible in a bottomland forest ecosystem.

Western Region

IPT ownership in the West consists of approximately
300,000 acres in the coastal ranges of western
Oregon and Washington, including 169,000 acres of planted Douglas fir, 81,000 acres of second-growth natural Douglas fir and 36,000 acres of other conifers and hardwood. Much of this land, especially in Oregon, is intermingled with federal lands managed by the Bureau of Land Management (BLM) and the U.S. Forest Service, creating opportunities for coop-erative ecosystem management. Partnership opera-tions in the West focus on growing trees for sawlogs.
Pulpwood is not sold in the West, where paper mills use chips produced in the production of lumber.
Approximately 313,000 cunits were harvested from Partnership lands in this region during 1994.

  During the year, IPT land managers began a joint effort with the BLM to improve the migratory routes of the coho salmon (currently being considered for listing under the Endangered Species Act) and other species on Partnership land in the Siuslaw River basin of western Oregon. The project included the replacement of sectional concrete culverts with metal arch culverts, which more closely resemble the nat-ural stream bed. This facilitates the migration of adult salmon and trout to, and the less robust juve-nile fish from, traditional spawning areas. The project resulted in "opening three miles of good quality spawning habitat that has been unreachable by fish for many years," according to a BLM official. Charles
Gauvin, president and chief executive officer of Trout
Unlimited, further recognized the importance of the

project, stating, "The health of every stream in a watershed - from a large river to its smallest tributaries
- is important to restoring healthy fish population.
We commend the IP/BLM culvert project for offering a practical solution to one of the most widespread problems facing ongoing restoration efforts."

Northeast Region

Partnership forestlands in the Northeast consist of
1.5 million acres in Maine, New Hampshire, Vermont,
New York and Pennsylvania. These holdings are diverse, including 400,000 acres of spruce-fir forests, 300,000 acres of mixed conifer-hardwood forests and 700,000 acres of hardwood forests containing some of the finest stands of black cherry in the world. The
Partnership harvested nearly 506,000 cunits in the Northeast in 1994. More than half of the pulpwood grown on Partnership lands is sold to International
Paper facilities. All of the Partnership's sawlogs are sold to other customers.

  Forests in the Northeast are principally managed using natural regeneration methods following har-vests by selective cutting or small harvest cuts. After heavy cutting in the 1980s to salvage trees affected by the spruce-budworm epidemic, harvest levels in this region during the 1990s have been reduced by approximately seven percent to a long-term sustain-able level.

  During 1994, IPT's foresters participated in the organization of a statewide Biodiversity Project and the formation of a Sportsman's Forest Landowner
Alliance in the state of Maine, and also served on the Northern Forest Lands Council and Northern Forest
Dialogue Project. All four represent collaborative efforts to find common-ground solutions to complex forestland issues in the Northeast. Additionally, International Paper entered into cooperative agree-ments with Trout Unlimited to study brook trout habitat on Partnership lands in northern Maine and to undertake stream habitat improvements on prop-erty in Pennsylvania.

  These initiatives illustrate the Partnership's com-mitment to protect the environment while earning a good economic return through responsible harvesting of our forest resources. We will continue cooperative initiatives with groups who share our commitment for a healthy forest ecosystem for generations to come.

                        SUSTAINABLE FORESTRY PRINCIPLES

The adoption of the American Forest and Paper
Association's (AFPA) Sustainable Forestry Principles and Implementation Guidelines during 1994 demon-strates our commitment to continuously improve the practice of forest management.

  The objective of these Principles, shown on the right, is to raise the level of environmental perfor-mance across the forest products industry. The
Principles include a commitment to reforest all har-vested lands by planting or direct reseeding within two years of harvest, or by planned natural regener-ation within five years; limiting the average size of clearcut harvests to a maximum of 120 acres; and allowing all newly reforested lands to grow for at least three years, or to a height of five feet, before harvesting is begun on adjacent lands. The
Partnership further renewed its commitment to protect the water quality and wildlife habitat on the lands it owns and manages.

  Furthermore, in the states where the Partnership operates, we will work with logging and forestry associations to develop training and education programs for smaller, nonindustrial landowners and loggers who are not members of the AFPA. The training will focus on forest regeneration, water quality, and protection of threatened and endangered species, and will enable them to benefit from our expertise in current best forestry practices.

  By adopting these Principles, we are committing to annual public reporting of our forestry performance, including the progress of our educational efforts.

  The Principles are consistent with the internal standards and respective state best management practices followed by the Partnership for many years.
The adoption of these Principles serves as another example of our commitment to ensure that healthy, productive forests are sustained as a legacy for future generations. We remain convinced that adherence to environmentally sound, scientifically based forestry principles will provide the maximum benefits for both economic and public interests in years to come.

         The American Forest and Paper
  Association's Sustainable Forestry Principles

I. To practice sustainable forestry to meet the needs of the present without compro-mising the ability of future generations to meet their own needs by practicing a
     land stewardship ethic that integrates
     the reforestation, managing, growing,
     nurturing and harvesting of trees for
     useful products with the conservation of soil, air and water quality, wildlife and fish habitats, and aesthetics.

II.  To use in its own forests, and promote
     among other forest landowners, sustain-
     able forestry practices that are economi-cally and environmentally responsible.

III. To protect forests from wildfire, pests, diseases and other damaging agents in order to maintain and improve long-term forest health and productivity.

IV. To manage its forests and lands of special significance (e.g. biologically, geologically or historically significant) in a manner that takes into account their unique qualities.

V.   To continuously improve the practice of
     forest management and also to monitor,
     measure and report the performance of
     our members in achieving our commit-
     ment to sustainable forestry.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Revenues from stumpage sales in 1994 were $286 million, slightly below 1993 record revenues of $305 million.
Revenues in 1992 were $237 million. Net Partnership earnings were $274 million compared with $323 million in 1993 and $206 million in 1992. The declines in revenues and earnings in 1994 were due to lower forestland sales and a planned decrease in harvest volumes.

  Revenues from stumpage sales in the South were approximately the same as in 1993 as higher average prices offset an 8% decline in harvest volumes. While high customer inventories kept prices soft through midyear, unusually wet weather in the fourth quarter constrained harvest activity and pushed prices sharply higher. In the West, revenues were 18% lower than in 1993. Customers in the domestic market remained cautious of changes in interest rates and construction activity and kept inventories low. Export sales were weak as customers resisted higher prices. Strong demand from Canadian lumber mills and domestic producers in the Northeast pushed prices for spruce-fir sawtimber steadily higher during 1994, reaching record levels by year end, leading to a 19% increase in revenues for the year in this region.

  Forestland sales are made when current market values for selected tracts exceed the values expected from future operations, and thus vary from period to period. Forestland sales totaled $71 million in 1994, a 35% decline from sales of $108 million in 1993 and well above sales of $49 million in 1992.

  Due to the age classes of the Partnership's southern pine plantations, management anticipates an additional
10% decline in the harvest in 1995, to a level where it will continue for the next several years. As a result, revenues and Partnership earnings are expected to decline slightly in 1995 despite early-1995 prices in the South and Northeast that are well above 1994 average prices. Future harvests may be supplemented by forestland acquisitions or cutting contracts, as market conditions dictate.

  The following table presents major earnings statement revenue categories attributable to the Primary and Secondary Accounts:

In thousands                                      1994         1993         1992
--------------------------------------------------------------------------------
Stumpage sales
  Primary Account                             $285,792     $303,147     $194,678
  Secondary Account                                           2,159       42,250
--------------------------------------------------------------------------------
                                              $285,792     $305,306     $236,928
================================================================================
Forestland sales
  Primary Account                             $ 27,621     $ 33,505     $  4,678
  Secondary Account                             42,980       74,449       43,837
--------------------------------------------------------------------------------
                                              $ 70,601     $107,954     $ 48,515
================================================================================

Volumes related to stumpage sales were:

In thousand cunits                                    1994       1993       1992
--------------------------------------------------------------------------------
Used in International Paper facilities                 985      1,045        896
Resold by International Paper                          609        725        698
Sales to unaffiliated parties                        1,582      1,762      1,691
--------------------------------------------------------------------------------
                                                     3,176      3,532      3,285
================================================================================

The decline in harvest volumes in 1994 was due to a

lower inventory of mature trees.

Operating Costs and Expenses

Operating costs and expenses attributable to the Primary and Secondary Accounts were as follows:

In thousands                                1994            1993            1992
--------------------------------------------------------------------------------
Primary Account                         $ 64,108        $ 64,504        $ 54,016
Secondary Account                         46,666          47,578          47,781
--------------------------------------------------------------------------------
                                        $110,774        $112,082        $101,797
================================================================================

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

  General and administrative expenses are a combination of direct costs charged to IPT plus indirect overhead costs that are allocated to IPT by International Paper. These expenses have decreased since 1992 due to lower expenses related to certain long-term forestland leases.

Impact of Inflation

Prices for stumpage may be subject to sharp cyclical fluctuations due to market or other economic conditions and generally do not directly follow inflationary trends.
Costs of forest management and operations generally tend to reflect inflationary trends.

Liquidity and Capital Resources


At December 31, 1994, IP Timberlands, Ltd. had cash and temporary investments of $8 million and notes receivable from International Paper of $430 million, totaling $438 million in liquid assets. Cash is either invested in tempo-rary investments or loaned to International Paper at mar-ket rates.

In thousands, except per unit data                          1994            1993
--------------------------------------------------------------------------------
Cash, temporary investments and
 notes receivable
  Primary Account                                       $313,742        $158,556
  Secondary Account                                      124,326         124,372
--------------------------------------------------------------------------------
                                                        $438,068        $282,928
--------------------------------------------------------------------------------
Total per Class A unit                                  $   6.52        $   3.35
================================================================================

The Primary Account liquid assets in 1993 reflect the pay-ment of a $4.00 per Class A Unit special distribution.
Cash flow from operations and existing cash balances are expected to be adequate to meet anticipated cash require-ments of the Primary Account. Costs charged to the Secondary Account, which include reforestation costs, road construction and a significant portion of forest man-agement expenses, have exceeded revenues credited to such account in the past. To the extent that future
Secondary Account cash flows and existing cash balances do not cover cash costs charged to such account, IPT will fund such shortfalls through the sale of additional units
(principally Class B Units) to International Paper, borrow-ings from International Paper or unaffiliated parties, or other financing alternatives.

  In contrast to other depletable natural resources such as oil and gas, forest resources are managed to regenerate over a period of time generally ranging from 25 to 55 years. IPT believes that the size and diversity of its forest resource base should provide recurring annual revenues without the need for a major reinvestment of cash to acquire additional resources. However, future investments in forestlands and roads, which include expenditures for reforestation, road construction and capitalized leases, may exceed current-year expenditures as the Partnership takes advantage of favorable market opportunities.

  It is IPT's policy to make quarterly cash distributions from the Primary Account based on the amount of cash available from operations after provisions for working cap-ital, asset acquisitions and such reserves as IPFR, the managing general partner of IPT, deems appropriate. The distribution rate also balances any large nonrecurring inflows from forestland sales in the current year against expected future cash flows based on IPT's projected har-vest plan. The partners participate in distributions in the same ratio in which they share revenues and costs. In the case of the Primary Account, the Class A Units receive
95% of the total IPT distributions, with the Class B Units and general partners receiving 4% and 1%, respectively.
Class A Units' participation in distributions will decline significantly to 4%, and Class B Units' participation will increase to 95%, after the end of the Initial Term.

  In 1994, 1993 and 1992, IPT paid regular quarterly dis-tributions to Class A unitholders of $.72 per quarter. In
October 1993, IPT paid a special cash distribution of $4.00 per Class A Unit. On March 14, 1995, IPT declared a $4.00 per Class A Unit special distribution payable on March 31, 1995 to unitholders of record on March 24, 1995. This special distribution reflects recent strong cash flow and management's latest projection of future cash requirements for operations and asset acquisitions. The regular quarterly distribution in 1995 will not be affected by this special payment. In considering changes to the distribution rate, the Partnership manages conservatively to avoid undue volatility.

  The following table presents cash flow from operations, after provision for capital expenditures, attributable to Class A Units. It also shows cash distributions declared for Class A Units for the same period, including the $4.00 per unit special distribution paid in 1993.

                                           Primary      Secondary           IPT
In thousands                               Account        Account         Total
--------------------------------------------------------------------------------
Year Ended December 31, 1994
--------------------------------------------------------------------------------
Cash provided by operations               $318,165       $ 17,197      $335,362
Investment in forestlands and roads        (20,752)       (17,243)      (37,995)
IPTO general partners' interest in above    (2,974)                      (2,974)
--------------------------------------------------------------------------------
Cash flow after capital expenditures       294,439            (46)      294,393
Class A Unit allocation factor                  95%             4%
Cash flow attributable to Class A Units   $279,717       $     (2)     $279,715
================================================================================
Distributions declared for Class A Units  $133,764                     $133,764
================================================================================

Year Ended December 31, 1993
--------------------------------------------------------------------------------
Cash provided by operations               $284,456       $ 88,982      $373,438
Investment in forestlands and roads        (38,890)       (14,851)      (53,741)
IPTO general partners' interest in above    (2,456)          (741)       (3,197)
--------------------------------------------------------------------------------
Cash flow after capital expenditures       243,110         73,390       316,500

Class A Unit allocation factor                  95%             4%
Cash flow attributable to Class A Units   $230,955       $  2,936      $233,891
================================================================================
Distributions declared for Class A Units  $319,547                     $319,547
================================================================================

Year Ended December 31, 1992
--------------------------------------------------------------------------------
Cash provided by operations               $181,701       $ 13,758      $195,459
Investment in forestlands and roads        (23,058)       (15,490)      (38,548)
IPTO general partners' interest in above    (1,586)            17        (1,569)
--------------------------------------------------------------------------------
Cash flow after capital expenditures       157,057         (1,715)      155,342
Class A Unit allocation factor                  95%             4%
Cash flow attributable to Class A Units   $149,204       $    (69)     $149,135
================================================================================
Distributions declared for Class A Units  $133,764                     $133,764
================================================================================

At the end of the Initial Term, the Primary Account will be closed, and all cash remaining after payment of borrow-ings and liabilities will be distributed. Class A unitholders will receive 95% of this cash distribution. As of December 31, 1994, 95% of the Primary Account liquid assets was $298 million or $6.42 per Class A Unit. That amount will be subsequently reduced by $4.00 as a result of the March 1995 special distribution.

                      CONSOLIDATED STATEMENT OF EARNINGS

                                              Years Ended December 31
                                      -----------------------------------
In thousands, except per unit data         1994         1993         1992
-------------------------------------------------------------------------
Revenues
Stumpage sales
 International Paper                  $ 172,083    $ 185,372    $ 119,613
 Unaffiliated parties                   113,709      119,934      117,315
Forestland sales                         70,601      107,954       48,515
Other income, net                        12,950       12,774       11,580
-------------------------------------------------------------------------
 Total revenues                         369,343      426,034      297,023
-------------------------------------------------------------------------

Operating Costs and Expenses
Depletion
 International Paper                     10,553       10,126        8,225
 Unaffiliated parties                    11,522       11,835       10,553
Cost of forestlands sold                 10,093       12,780        6,285
Amortization of roads                     2,119        2,180        2,179
Forest operations                        40,689       38,190       37,465
General and administrative               19,497       20,359       21,865
Property and severance taxes             16,301       16,612       15,225
-------------------------------------------------------------------------
 Total operating costs and expenses     110,774      112,082      101,797
-------------------------------------------------------------------------

Operating Earnings                      258,569      313,952      195,226

Interest Income                          17,946       12,159       13,176

General Partners' Interest in IPTO       (2,765)      (3,261)      (2,084)
-------------------------------------------------------------------------

Net Partnership Earnings              $ 273,750    $ 322,850    $ 206,318
=========================================================================

Earnings per Class A Unit (Note 4)    $    5.49    $    5.94    $    3.42
=========================================================================

The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED BALANCE SHEET
                                                                December 31
                                                       -------------------------
In thousands                                                 1994           1993
--------------------------------------------------------------------------------
Assets
Current Assets
 Cash and temporary investments, at cost,
  which approximates market                            $    7,922     $    6,782
 Notes receivable-International Paper                     430,146        276,146
 Due from International Paper                               3,328
 Accounts and notes receivable                              8,716         37,279
--------------------------------------------------------------------------------
 Total current assets                                     450,112        320,207
--------------------------------------------------------------------------------
Notes Receivable                                            1,174          1,872
Forestlands                                               739,136        736,685
Roads, net of accumulated amortization of
 $47,504 (1994) and $46,747 (1993)                         36,097         35,269
--------------------------------------------------------------------------------
Total Assets                                           $1,226,519     $1,094,033
================================================================================

Liabilities and Partners' Capital
Current Liabilities
 Accounts payable and accrued liabilities              $      354     $      431
 Due to International Paper                                                3,825
 Accrued property and severance taxes                       5,868          5,577
 Customer advance payments                                  4,658          2,725
--------------------------------------------------------------------------------
 Total current liabilities                                 10,880         12,558
--------------------------------------------------------------------------------
Lease Obligations                                           1,443          1,567
General Partners' Interest in IPTO                         34,607         33,264
Commitments and Contingent Liabilities
Partners' Capital
 General partners                                          33,651         32,321
 Limited partners                                       1,145,938      1,014,323
--------------------------------------------------------------------------------
Total Liabilities and Partners' Capital                $1,226,519     $1,094,033
================================================================================

The accompanying notes are an integral part of these financial statements.

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                     Years Ended December 31
                                            ------------------------------------
In thousands                                     1994         1993         1992
--------------------------------------------------------------------------------
Operating Activities
Net Partnership earnings                    $ 273,750    $ 322,850    $ 206,318
Noncash items
 Depletion                                     22,075       21,961       18,778
 Cost of forestlands sold                      10,093       12,780        6,285
 Amortization of roads                          2,119        2,180        2,179
 Other, net                                     3,193        2,786        2,576
Changes in current assets and liabilities
 Accounts and notes receivable                 29,261       18,875      (50,026)
 Due from International Paper                  (7,153)      (7,567)       9,806
 Customer advance payments                      1,933       (1,601)         538
 Other, net                                        91        1,174         (995)
--------------------------------------------------------------------------------
 Cash provided by operations                  335,362      373,438      195,459
--------------------------------------------------------------------------------

Investment Activities
Investment in forestlands and roads           (37,995)     (53,741)     (38,548)
Loans to International Paper                 (345,744)    (328,226)    (193,479)
Repayment of loans by International Paper     191,744      348,444      176,967
--------------------------------------------------------------------------------
  Cash used for investment activities        (191,995)     (33,523)     (55,060)
--------------------------------------------------------------------------------

Financing Activities
Distributions to partners of IPT and IPTO    (142,227)    (339,763)    (142,227)
--------------------------------------------------------------------------------

Change in Cash and Temporary Investments        1,140          152       (1,828)

Cash and Temporary Investments
  Beginning of the year                         6,782        6,630        8,458
--------------------------------------------------------------------------------
  End of the year                             $ 7,922      $ 6,782      $ 6,630
================================================================================

The accompanying notes are an integral part of these financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

IP Timberlands, Ltd. (IPT), a Texas limited partner-ship, was formed to succeed to substantially all of the forest resources business of International Paper.


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

The Partnerships have no officers, directors or employees. The officers, directors and employees of International Paper and IPFR perform all manage-ment and business activities for the Partnerships.

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

Temporary Investments. Temporary investments with an original maturity of three months or less are stat-ed at cost. Temporary investments at both December
31, 1994 and 1993 were $6.5 million.

Income Taxes. IPT is not a taxable entity for federal, state and local income tax purposes. Any taxable earnings or losses and certain other items are reported by the partners on their own tax returns in accordance with their Partnership Agreement.

Forestlands. Forestlands, including capitalized har-vesting rights, are stated at cost, less accumulated depletion. IPT capitalizes cutting contracts where the total price to be paid is fixed and the term is in excess of one year. The portion of the costs of forestlands attributed to the trees is charged against earnings as the trees are cut, at rates determined annually based on the relationship of unamortized costs to the esti-mated recoverable harvest volumes.

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

3. Transactions With International Paper and
   Major Customers

IPT is a major source of fiber and wood used in International Paper's pulp, paper, lumber and panel manufacturing facilities. The cost associated with sales to International Paper was $10.6 million
(1994), $10.1 million (1993) and $8.2 million (1992).

IPT does not compensate IPFR or International Paper for services as general partners. However, IPT does reimburse them for direct costs and expenses
(included in forest operations and general and administrative expenses) associated with the man-agement and operations of the Partnerships and indirect costs, principally general and administrative expenses, allocated to the Partnerships. Charges for indirect expenses were $9.3 million (1994), $10.2 million (1993) and $9.8 million (1992). In the opinion of IPFR management, the allocation methods and amounts are reasonable.

Notes with International Paper bear interest at market rates. Interest income from notes with International
Paper was $16.6 million (1994), $10.7 million (1993)
and $11.9 million (1992).

In addition to transactions with International Paper, total revenues in 1992 included $91 million in forest-land and bulk sales to a West Coast forest products company. Included in Notes Receivable at December
31, 1992 was $50 million of 6% interest-bearing notes from these sales that were paid in full in 1993.
No unaffiliated customer accounted for sales in

excess of 10% of total revenues in 1994 or 1993.

4. Computation of Earnings per Class A Unit

Holders of Class A Units participate principally in the revenues and costs associated with IPT's stumpage sales through December 31, 1999 (the
Initial Term), and to a significantly lesser extent in such revenues and costs after the Initial Term.
Holders of the Class B Units participate principally in revenues and costs associated with IPT's stumpage sales after the Initial Term, and to a significantly lesser extent in such revenues and costs during the Initial Term.

In order to implement the sharing of revenues and costs between the Class A Units and the Class B
Units, the Partnership Agreement of IPT created two accounting units - the Primary Account and the Secondary Account. The Primary Account is credited with all revenues and costs associated with the sale of trees harvested during the Initial Term. For forest-land sales or bulk sales, the proceeds and costs associated with such sales are allocated by the man-aging general partner between the Primary Account and the Secondary Account based on the relative asset values of the forestlands and trees and the projected harvest schedule during and after the Initial Term. Other revenues not associated with the harvesting and sale of trees, such as revenues from permits, leases, easements and similar items, gener-ally are created to the Primary Account. Interest income on the short-term investment of proceeds from stumpage sales is treated in the same manner as revenues and costs associated with the harvesting and sale of trees.

The Class A Units are credited with 95% of the rev-enues and costs of the Primary Account and 4% of the revenues and costs of the Secondary Account.
The Class B Units are credited with 95% of the revenues and costs of the Secondary Account and 4% of the revenues and costs of the Primary Account.
International Paper and IPFR are credited with 1% in the aggregate of the revenues and costs of the Primary Account and the Secondary Account.

The following table presents the computation of earnings per Class A Unit.

                                                Years Ended December 31
                                       -----------------------------------
In thousands, except per unit data         1994         1993         1992
--------------------------------------------------------------------------

Allocation to Primary Account          $268,273     $288,856     $165,288
Allocation to Secondary Account           5,477       33,994       41,030
--------------------------------------------------------------------------
Net Partnership Earnings               $273,750     $322,850     $206,318
--------------------------------------------------------------------------
95% of the Primary Account(1)          $254,860     $274,413     $157,023
4% of the Secondary Account(1)              219        1,360        1,641
--------------------------------------------------------------------------
Earnings Allocated to Class A
   Limited Partners                     255,079      275,773      158,664
Weighted Average Class A Units
   Outstanding                           46,446       46,446       46,446
--------------------------------------------------------------------------
Earnings per Class A Unit              $   5.49     $   5.94     $   3.42
==========================================================================

(1) Class B units are allocated 4% of Primary Account and 95% of Secondary Account earnings. The general partners are allocated 1% of each account.

5. Receivables

The major components of Accounts and Notes
Receivable are presented below. No allowance for doubtful accounts was required in either year.

In thousands at December 31                  1994             1993
------------------------------------------------------------------
Notes receivable - trade                  $ 7,487         $ 35,329
Accounts receivable - trade                   609            1,268
Accrued interest and other receivables        620              682
------------------------------------------------------------------
                                          $ 8,716         $ 37,279
==================================================================

6. Partners' Capital

The following table presents the activity in the Partners' Capital accounts.

                                  General            Limited
In thousands                     Partners           Partners           Total
-----------------------------------------------------------------------------
Balance - January 1, l992        $ 31,801         $  962,844      $  994,645
Net earnings for the period         2,063            204,255         206,318
Partner distributions              (1,408)          (139,396)       (140,804)
-----------------------------------------------------------------------------
Balance - December 31, 1992        32,456          1,027,703       1,060,159
Net earnings for the period         3,229            319,621         322,850
Partner distributions              (3,364)          (333,001)       (336,365)
-----------------------------------------------------------------------------
Balance - December 31, 1993        32,321          1,014,323       1,046,644
Net earnings for the period         2,738            271,012         273,750

Partner distributions              (1,408)          (139,397)       (140,805)
-----------------------------------------------------------------------------
Balance - December 31, 1994      $ 33,651         $1,145,938      $1,179,589
=============================================================================

Distributions in 1993 include a special distribution of $4.00 per Class A Unit paid October l, 1993.

The authorized and outstanding Class A and Class B
Units at December 31, 1994, 1993 and 1992, which represent the limited partnership interests of IPT, are presented below. The Class B Units are 100% owned by International Paper and affiliates.

                                 Class A Depositary Units
                        ------------------------------------------
                        International    Unaffiliated                   Class B
                            Paper and           Third                Depositary
                           Affiliates         Parties        Total        Units
-------------------------------------------------------------------------------
Number of units            39,146,229       7,299,500   46,445,729   50,976,480
===============================================================================
Percentage of total                84%             16%         100%         100%
===============================================================================

Under the terms of the Partnership Agreement, International Paper has the right to purchase, at any time, all outstanding Class A Units at a price equal to 133% of the market price at that time.

7. Commitments and Contingent Liabilities

IPTO and International Paper are parties in two law-suits involving long-term leases on 210,000 acres of property in Louisiana and Mississippi. The lessors sought to have the two forestland leases terminated and IPTO enjoined from further operation on the land covered by the leases as well as approximately
$52 million in alleged damages, plus alleged statuto-ry and trebling penalties and punitive damages in excess of $450 million. A jury trial in the Louisiana suit resulted in a verdict in favor of IPTO and International Paper. A subsequent ruling by the trial judge awarded the lessors $2.1 million in damages.
Appeals are pending. Trial in the Mississippi state court case has been stayed while certain issues relating to the exercise of a purchase option by IPTO are arbitrated. IPTO and International Paper plan to vigorously contest the remaining allegations and assert that the lessors are in breach of the original agreement.

IPT is involved in various legal proceedings incidental to its business. While any proceeding or litigation has an element of uncertainty, IPT believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

8. Subsequent Event

On March 14, 1995, the IPFR Board of Directors announced a $4.00 per Class A Unit special distri-bution payable on March 31, 1995 to unitholders of record on March 24, 1995.

                     INTERIM FINANCIAL RESULTS (unaudited)

                                                         Quarter
                                       ----------------------------------------
In thousands, except per unit data        First     Second     Third     Fourth
-------------------------------------------------------------------------------
1994
-------------------------------------------------------------------------------
Total revenues                         $109,579    $88,990  $ 98,443   $ 72,331
Operating earnings                       79,905     63,051    68,024     47,589
Net Partnership earnings                 81,898     66,100    72,363     53,389
Per Class A Unit
 Earnings                              $   1.49    $  1.09  $   1.47   $   1.44
 Distributions                              .72        .72       .72        .72

1993
-------------------------------------------------------------------------------
Total revenues                         $103,268    $83,361  $110,496   $128,909
Operating earnings                       72,294     57,265    83,126    101,267
Net Partnership earnings                 74,924     59,779    85,477    102,670
Per Class A Unit
 Earnings                              $   1.41    $  1.05  $   1.47   $   2.01
 Distributions                              .72        .72      4.72(1)     .72
===============================================================================

(1) Includes a special distribution of $4.00 per Class A Unit.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of IP Timberlands, Ltd.:

We have audited the accompanying consolidated bal-ance sheets of IP Timberlands, Ltd. (a Texas limited partnership) and subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of earnings and cash flows for each of the three years ended December 31, 1994. These financial statements are the responsibility of the Partnership's manage-ment. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with gener-ally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant esti-mates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IP Timberlands, Ltd. and sub-sidiary as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years ended December 31, 1994 in conformity with generally accepted accounting principles.

New York, N.Y.
February 9, 1995 (except with respect
to the matter discussed in Note 8, as to which the date is March 14, 1995)

                    RESPONSIBILITY FOR FINANCIAL STATEMENTS

IP Timberlands, Ltd., through the participation of IP
Forest Resources Company, "IPFR," (the managing general partner) and International Paper Company
(the special general partner), is responsible for the fair presentation of the information contained in the financial statements in this annual report. The state-ments were prepared in accordance with generally accepted accounting principles and reflect manage-ment's best judgment as to the Partnership's financial position, the results of its operations and cash flows.

  A system of internal accounting controls is main-tained and designed to provide reasonable assurance that transactions are properly recorded and summa-rized so that reliable financial records and reports can be prepared and assets can be safeguarded. An important part of the internal controls system is the involvement of the general partners, who provide all required services to ensure the adequacy of internal controls. Procedures are also in place to assess com-pliance with the terms of the Partnership Agreement and identify and resolve any business issues arising between the Partnership and the general partners.

  Compliance with the internal controls system is monitored by internal audit with management follow-up. The independent public accountants provide an objective, independent review of management's dis-charge of its responsibility for the fairness of the Partnership's financial statements. They review the internal accounting controls and conduct tests of procedures and accounting records to enable them to form the opinion set forth in their report.


  The Board of Directors of IPFR monitors manage-ment's administration of the Partnership's financial and accounting policies and practices and the prepa-ration of financial reports. The Audit Committee, consisting of nonemployee directors, meets regularly with representatives of management, the independent public accountants and the Internal Auditor to review their activities. The independent public accountants and the Internal Auditor both have free access to the Audit Committee, with and without management representatives in attendance.

Frederick L. Bleier
Treasurer and Controller

                                   DIRECTORS

John A. Georges
Chairman and Chief Executive Officer
International Paper

Thomas C. Graham*
Chairman and Chief Executive Officer
AK Steel Corporation

Arthur G. Hansen*
Educational Consultant

Jane C. Pfeiffer*
Management Consultant

Roger B. Smith*
Former Chairman and Chief Executive Officer
General Motors Corporation

*Member of the Audit Committee

Directors of IP Forest Resources Company,
Managing General Partner of IP Timberlands, Ltd.

                                   MANAGERS

John A. Georges
Chairman and Chief Executive officer

Edward J. Kobacker
President

John A. Cureton
Vice President

James W. Guedry
Vice President and Secretary

Robert W. Hintze
Vice President

Robert A. Kriscunas
Vice President and General Counsel

John A. Nugent
Vice President

David R. Titzer
Vice President

Richard R. Yarbrough
Vice President


Frederick L. Bleier
Treasurer and Controller

Carl Q. Carter
Chief Tax Officer

Dennis G. Schroeder
Auditor

Managers of IP Forest Resources Company,
Managing General Partner of IP Timberlands, Ltd.

                          UNITHOLDER TAX INFORMATION

Each year IPT prepares a customized tax package for each unitholder showing the unitholder's share of the Partnership's capital gain, ordinary income (or loss) and other information required for the unit-holder's federal income tax return. The package also includes information regarding state tax reporting requirements for those states in which the Partnership has operations. Unitholders should dis-cuss the requirement for state tax reporting with their tax advisers.

  IPT makes available upon request a generalized tax package providing detailed instructions for determin-ing the capital gain, ordinary income (or loss) and other tax results on a per unit basis.

  Tax packages for 1994 were mailed to unitholders in late February 1995. Information pertaining to customized or generalized tax packages may be obtained by calling 1-800-942-4555.

                            PARTNERSHIP INFORMATION

Partnership Headquarters

IP Timberlands, Ltd.
Two Manhattanville Road
Purchase, N.Y. 10577
1-800-634-8050

Stock Transfer Agent and Registrar

For questions concerning change of address, lost certificates or cash distribution checks, or change in registered ownership, write or call:
Chemical Bank
Shareholder Services Department

450 West 33rd Street
New York, N.Y. 10001
Within the U.S., call 1-800-851-9677. Outside the
U.S., call collect 0-212-613-7427.

Investor Services

For questions concerning your units other than those noted directly above, contact the Investor
Relations Department at 1-800-634-8050.

Independent Public Accountants

Arthur Andersen LLP
1345 Avenue of the Americas
New York, N.Y. 10105

Reports and Publications

For additional copies of this annual report, or copies of SEC filings, or to have your name added to our mailing list, call 1-800-634-8050 or write to the Investor Relations Department at Partnership head-quarters.

  To obtain a "Fax on Demand" of current financial data, call 1-800-851-4FAX. This service is available on a 24-hour basis.