Form 10-K405, Exhibit 13
period 1995-12-31
IP TIMBERLANDS LTD
filed 1996-03-29
CIK 761860

                           [LOGO] IP Timberlands, Ltd.




                             IP Timberlands, Ltd.
                            Two Manhattanville Road
                              Purchase, N.Y. 10577

                          [LOGO] IP Timberlands, Ltd.

                                   [GRAPHIC]
                                   Seedlings

                              1995 Annual Report

Inside This Report

1        Financial Highlights
2        About IP Timberlands, Ltd.
3        To Our Unitholders
4        Commonly Asked Questions About IPT
6        Partnership Performance
7        Sustainable Forestry Principles
8        Management's Discussion and Analysis
11      Financial Statements
19      Directors andManagers
20      Unitholder Tax Information
20      Partnership Information

Cover

SuperTree seedlings are planted on Partnership lands in the South and also sold to other public and private landowners.

Paper Used in This Annual Report Strathmore Americana, Nantucket Ivory, 80 lb. cover Beckett Concept, Desert Haze, 70 lb. text

Copy Rights 1996 IP Timberlands, Ltd. All rights reserved.

                             FINANCIAL HIGHLIGHTS

                                                  Years Ended December 31
                                               -----------------------------
In millions, except per unit data               1995         1994       1993
                                               -----        -----      -----
Total Revenues                                 $ 360        $ 369      $ 426
Operating Earnings(1)                            249          259        314
Net Partnership Earnings                         261          274        323
Earnings Allocated to Class A
  Limited Partners                               255          255        276
Per Class A Unit
  Earnings                                      5.50         5.49       5.94
  Distributions                                 6.88(2)      2.88       6.88(2)
Operating Cash Flow Attributable
  to Class A Units                               271          280        234
Total Class A Unit Distributions Declared      $ 320(2)     $ 134      $ 320(2)

Weighted Average Class A Units Outstanding        46           46         46
                                               -----        -----      -----


                                                         December 31
                                               -----------------------------
                                                1995         1994       1993
                                               -----        -----      -----
Working Capital                               $  398       $  439     $  308
Forestlands and Roads                            772          775        772
Long-Term Debt                                   750
Total Assets                                  $1,187       $1,227     $1,094
                                               -----        -----      -----

(1) Operating earnings equal total revenues less operating costs and expenses. Operating earnings are lower than net Partnership earnings because operating earnings exclude net interest income.

(2) Includes special distributions of $186 million ($4.00 per Class A Unit) paid on October 1, 1993 and March 31, 1995.

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

Description of the Class A
Depositary Units

IP Timberlands, Ltd. Class A Units trade on the New York Stock Exchange under the symbol "IPT." During 1995, the units traded in a price range of $19.25 to $26.50.

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

    During 1995, the Partnership declared regular per unit distributions to Class A unitholders of $.72 per quarter or $2.88 for the year. In addition, a special distribution of $4.00 per Class A Unit was paid on March 31, 1995, to unitholders of record on March 24, 1995.

------------------------------------------------------------------------------

    Less than four years remain in the Initial Term of the Partnership. Because of this, and due to the decrease in their share of earnings from 95 percent to four percent when the Initial Term of the Partnership expires, Class A unitholders should expect the market price of Class A Units to begin to decrease well before December 31, 1999.

    However, if the Partnership continues until that time, Class A unitholders will be entitled to 95 percent of any cash remaining in the Primary Account. Some or all of this amount may be distributed prior to the end of the Initial Term, depending on future cash flows and requirements, and the Partnership's distribution policy. Net liquid assets attributable to Class A Units in that account totaled $6.34 per unit at December 31, 1995.

------------------------------------------------------------------------------

Tax Consequences of IPT



Under the Partnership tax structure, all income and expenses flow directly to the unitholder. Unitholders are liable for taxes on their share of Partnership taxable earnings. The quarterly cash distributions paid by the Partnership represent a tax-free return of capital until a unitholder's cost basis equals zero. No tax is paid on cash distributions until that time.

    The unitholder's original cost basis is the price paid for the unit when purchased. This cost basis is adjusted upward by the unitholder's share of Partnership taxable earnings and downward by cash distributions received. When selling the unit, the taxable gain or loss is the difference between the sales price and the adjusted cost basis.

    Foreign investors in IPT are subject to U.S. withholding tax on their distributions.

    Each year, IPT prepares customized tax information for each unitholder. See Unitholder Tax Information (page 20) for details.

                              TO OUR UNITHOLDERS

In 1995, IP Timberlands, Ltd. (IPT) earned $261 million on revenues of $360 million, down slightly from 1994's earnings of $274 million on revenues of $369 million. Earnings per Class A Depositary Unit were $5.50 compared with $5.49 in 1994. Stumpage sales, which principally benefit the Class A Units, were 11 percent higher in 1995 than in 1994. Cash flow attributable to Class A Units of $271 million or $5.83 per unit was slightly below 1994's total of $280 million or $6.02 per unit.

    Demand for Partnership stumpage was strong in 1995 due principally to higher pulpwood sales, particularly early in the year when low customer inventories at pulp and paper mills boosted sales in our Southern and Northeastern regions. As a result, harvest volumes rose 16 percent in 1995. Average prices for Partnership products were four percent lower than in 1994.

    Strong pulpwood sales during the first quarter in the South led to a 23 percent increase in harvest volumes. Prices averaged about the same as in 1994, although some softening occurred toward year-end. Declining lumber prices and weak export markets led to a lower harvest and weaker prices for Western region products. In the Northeast, average prices rose, bolstered by strong demand for sawlogs early in the year. However, we experienced a falloff in demand from pulp and paper customers toward year-end.

    Harvest volumes for 1996 are projected to decline approximately 10 percent from 1995 levels, principally in the South, where lower pulpwood sales are anticipated. Pulpwood and sawlog prices entering 1996 are well below January 1995 levels. As a result, we expect lower revenues and earnings for the Partnership in 1996.

    In March of 1996, we announced that a subsidiary partnership that holds our Western forestlands had signed a contract to sell a 98% general partnership interest. West Coast stumpage prices are near historic highs, which allowed this transaction to be arranged on terms we found very attractive to IPT. When this transaction is completed, IPT will recognize a book gain of approximately $635 million. The amount to be credited to Class A unitholders is expected to be approximately $200 million or $4.30 per unit. In addition, IPT will retain a 1% limited partner interest and a preferred interest currently estimated to have a liquidation value of approximately $135 million. Class A Unitholders will have an estimated 30% share of the $135 million preferred interest and of the 1% limited partner interest, equal in the aggregate to about $.90 per Class A Unit.

    Early in the second quarter of 1996, we expect to declare an extraordinary distribution to Class A unitholders. Since the earnings contribution of the Western forestlands (about one-third of Partnership earnings in 1995 and 1994, excluding forestland sales) will no longer be available to the Partnership in the future, a decrease in the regular quarterly distribution is likely to occur.

    This past year was an important year for the forest products industry as  a whole. During 1995, a commitment was required of all members of the American Forest and Paper Association (AF&PA) to follow its Sustainable Forestry Principles as a condition of membership in the Association. Consistent with IPT's tradition of continuous improvement, we have integrated these guidelines with our already successful forest management program. The result is our Sustainable Forestry Guidelines that, as a minimum, follow the AF&PA guidelines and, where appropriate due to local circumstances, go beyond them. These guidelines exemplify our commitment to ensure that a continuous supply of forest resources are available now and will continue for generations to come.

/s/ JOHN A. GEORGES
John A. Georges
Chairman and Chief Executive Officer



/s/ EDWARD J. KOBACKER
Edward J. Kobacker
President

March 15, 1996

                      COMMONLY ASKED QUESTIONS ABOUT IPT

Below are answers to some of the most commonly asked questions about IPT.

Cash Distributions

How does IP Forest Resources Company (IPFR) determine the amount of quarterly distributions?

IPT makes quarterly cash distributions to Class A unitholders based on the amount of cash available from operations after provisions for working capital needs, possible asset acquisitions and such other reserves as are deemed appropriate by IPFR, the managing general partner of IPT.

What happens to any excess of cash flow generated over the amount distributed in a given quarter?

Any cash from operations that is retained for working capital, asset acquisitions and reserves is loaned to International Paper until the funds are needed by the Partnership. These loans, which are due on demand, earn interest at market rates.

When will any undistributed cash be paid to the unitholders?

Any undistributed cash remaining in the Primary Account at the end of the Initial Term will be distributed to unitholders in accordance with their respective Primary Account percentage interests. Class A unitholders will receive approximately 95 percent of these distributions. Any undistributed Secondary Account cash remains in the Partnership until the Partnership is terminated. At December 31, 1995, Primary Account liquid assets totaled $6.34 per Class A Unit, of which $.72 was used to pay the February 1996 quarterly distribution.

Harvest Activity

What is the Partnership's harvest to date and what is the projected harvest through 1999?

At the Partnership's inception, it was estimated that approximately 44 to 54 million cunits would be harvested during the Initial Term. Through 1995, approximately 38 million cunits have been harvested. The harvest has averaged about 3.5 million cunits for the last three years; however, a lower annual harvest is expected for the remainder of the Initial Term due principally to the recent Western forestlands transaction. In addition, the age classes of the Partnership's southern pine plantations will lead to some reduction in harvest volume.

Will the Partnership's commitment to follow the American Forest and Paper Association's Sustainable Forestry Principles significantly affect future harvests?

The Partnership has long been committed to ensure that healthy, productive forests are sustained for the use and enjoyment of future generations, and has managed its forestlands for many years to maximize their value for both economic and public interests. Accordingly, we anticipate that little adverse economic impact will occur through our application of these principles.

Income Tax Consequences

How are Partnership earnings taxed?

Under the Partnership tax structure, all income and expenses flow directly to the unitholders, who are responsible for taxes on their share of Partnership taxable earnings. Customized tax information concerning current-year earnings and distributions is provided to unitholders in late February.

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

How is the sale of Class A Units taxed?

Sales proceeds are compared with a unitholder's cost basis in the units. If the result is a gain, the unitholder will be taxed at the existing capital gains rate. If the result is a loss, the unitholder will be allowed to offset the loss against other capital gains.

Partnership Units

What happens at the end of the Initial Term?

At December 31, 1999, the end of the Initial Term, the Primary Account will be closed and all remaining Primary Account cash will be distributed. Class A unitholders will receive 95 percent of this distribution, the same as their interest in the Partnership during the Initial Term. After this date, Class A unitholders' participation falls to four percent of all activities of the Partnership, including reforestation and land management costs.

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

Class A unitholders are generally entitled to 95 percent, and Class B unitholders to four percent, of net earnings and cash flows associated with the harvest and sale of trees during the Initial Term (the first 15 years of the Partnership, ending at December 31, 1999). Subsequently, Class A unitholders' participation drops to four percent of total Partnership net earnings and cash flows including reforestation and land management costs, with Class B unitholders sharing in 95 percent of such net earnings and cash flows. The general partners of IPT receive one percent of Partnership net earnings and cash flows throughout the life of the Partnership.

Why do the sharing percentages change after 1999?

While the Class A unitholders are principally benefiting from the sale of trees cut during the first 15 years of the Partnership (1985-1999), Class B unitholders fund the land management and reforestation costs. Since the trees grown under the reforestation program will mature after the end of the Initial Term, the benefits from sales of such trees will accrue to the Class B unitholders.

                            PARTNERSHIP PERFORMANCE

At December 31, 1995, the end of its eleventh year of operations, IP Timberlands, Ltd. managed 5.9 million acres of U.S. forestlands in 14 states. Most of the fiber harvested from its forestlands, a total of 3.7 million cunits in 1995, is pulpwood used in the manufacture of paper. The remainder is sawlogs used in the production of lumber, plywood and poles.

    The Partnership's forestlands also sustain a wide variety of plant and animal life and provide recreational opportunities for the public. We manage our forestlands to strike a balance between the public's need for forest products and the well-being of the forest environment. We utilize advanced land management techniques that allow us to harvest our lands economically while providing for watershed protection, wildlife habitat preservation and recreation opportunities. We adhere to environmentally sound, science-based forestry practices since ensuring the health and vitality of our forests is not only good stewardship but is also good business.

    During 1995, a number of other initiatives were under way in each of our regions to protect the environment while earning a good economic return for our unitholders. The discussion that follows highlights some of these initiatives.

Southern Region

In the South, where IPT controls 4.1 million acres of forestlands in seven states, a habitat conservation plan is being developed in cooperation with the U.S. Fish and Wildlife Service to protect the gopher tortoise, an endangered species. The project involves over 194,000 acres of IPT forestlands in southeast Mississippi and southwest Alabama, and defines how harvesting activity will be conducted to ensure that the critical habitat of this species is protected. Also in 1995, our efforts in the South to protect the pitcher plant and Henslow sparrow were recognized by the National Biological Survey.

    Finally, a formal agreement was reached with the state of North Carolina to preserve nearly 6,000 acres of environmentally sensitive wetlands known as Friar's swamp. These wetlands are the primary water source for Lake Waccamaw, the largest freshwater lake in the eastern United States outside Florida and the home of several endangered species.

Northeast Region

Partnership forestlands in the Northeast consist of 1.5 million acres in Maine, New Hampshire, Vermont, New York and Pennsylvania, including over 400,000 acres of spruce-fir forests, 300,000 acres of mixed conifer-hardwood forests and 700,000 acres of hardwood forests containing some of the finest stands of black cherry in the world. Forest managers in this region continue to work with state authorities to improve forestry laws to ensure that the forest ecosystem is protected without imposing an undue economic burden on harvest activity. Region managers in Maine participated in a program to help the public better understand the forest management and harvesting process. This will help prevent revisions to state forestry practices that could reduce allowable harvest levels in northern Maine by up to 50 percent while dramatically increasing harvesting costs.

Western Region

In the West, where the Partnership controls 300,000 acres of forestlands, a partnership agreement was signed with the National Wild Turkey Federation providing for cooperative development of management strategies and projects to increase wild turkey populations on IPT lands in Oregon and Washington. IPT is the first major forest owner in the Pacific Northwest to enter into such an agreement.

    These are some examples that illustrate our commitment to protect the environment while earning a good economic return for our unitholders through responsible harvesting of our forest resources. We continue to believe that responsible environmental stewardship with sustained economic growth must be our objective both now and in the future.

                        SUSTAINABLE FORESTRY PRINCIPLES

The commitment in 1995 by members of the American Forest and Paper Association (AF&PA) to follow its Sustainable Forestry Principles as a condition of membership in AF&PA demonstrates their commitment to improving forest management. These Principles are consistent with the internal standards and respective state best management practices followed by the Partnership for many years. The Partnership has integrated these Principles into its own guidelines, which go beyond the AF&PA guidelines where appropriate, to ensure that our forestlands will remain healthy and productive for generations to come.

    The objective of these Principles, shown on the right, is to raise the level of environmental performance across the forest products industry. The Principles include a commitment to reforest all harvested lands by planting or direct reseeding within two years of harvest, or by planned natural regeneration within five years; limiting the average size of clearcut harvests to a maximum of 120 acres; and allowing all newly reforested lands to grow at least three years, or to a height of five feet, before harvesting is begun on adjacent lands. The Partnership further renewed its commitment to protect water quality and wildlife habitat on the lands it owns and manages.

    Furthermore, in the states where the Partnership operates, we are working with logging and forestry associations to develop training and education programs for nonindustrial landowners and loggers. The training will include forest regeneration, water quality, and protection of threatened and endangered species, and will enable them to benefit from our expertise in forest management technology.

    The adoption of these Principles serves as another example of our commitment to ensure that healthy, productive forests are sustained as a legacy for future generations. We remain convinced that adherence to environmentally sound, scientifically based forestry principles will provide the maximum benefits for both economic and public interests in years to come.

------------------------------------------------------------------------------
The American Forest and Paper Association's Sustainable Forestry Principles

I. To practice sustainable forestry to meet the needs of the present without compromising the ability of future generations to meet their own needs by practicing a land stewardship ethic that integrates the reforestation, managing, growing, nurturing and harvesting of trees for useful products with the conservation of soil, air and water quality, wildlife and fish habitats, and aesthetics.

II. To use in its own forests, and promote among other forest landowners, sustainable forestry practices that are economically and environmentally responsible.

III. To protect forests from wildfire, pests, diseases and other damaging agents in order to maintain and improve long-term forest health and productivity.

IV. To manage its forests and lands of special significance (e.g., biologically, geologically or historically significant) in a manner that takes into account their unique qualities.

V. To continuously improve the practice of forest management and also to monitor, measure and report the performance of our members in achieving our commitment to sustainable forestry.

------------------------------------------------------------------------------
                                       7


                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Revenues from stumpage sales in 1995 were $316 million, up from $286 million in 1994 and $305 million in 1993 as strong demand allowed a 16% increase in harvest levels, compared with 1994. Total revenues, however, declined to $360 million from $369 million in 1994 and $426 million in 1993 as lower forestland sales offset the increase in stumpage sales. Net Partnership earnings were $261 million compared with $274 million in 1994 and $323 million in 1993.

    In the Southern region, low customer inventories and wet weather conditions led to strong demand for stumpage early in the year. Together with an increase in sales of pulpwood later in the year, this led to a 23% increase in harvest volumes in 1995. Prices averaged slightly higher in 1995, although some softening occurred as the year progressed. In the West, harvest volumes were 7% below 1994 levels, while prices averaged 3% lower. Lower prices for lumber products kept domestic stumpage prices down, while a weak Japanese economy led to a softer market for export products. Prices for stumpage in the Northeast rose 11% in 1995, reflecting good demand for sawlogs early in the year by Canadian lumber mills. However, a buildup of customer log inventories and softening of pulp and paper markets caused prices to soften as the year progressed.

    Forestland sales, which are made when current market prices for selected tracts exceed the values expected from future operations, declined to $30 million in 1995 from $71 million in 1994 and $108 million in 1993.

    Harvest volumes for 1996 are projected to decline by approximately 10% from 1995 levels, principally in the South, where lower pulpwood sales are anticipated due to high mill inventories and softer paper markets entering the new year. As a result, Partnership revenues and earnings are expected to decline in 1996.

    In March 1996, a subsidiary partnership that owns all of IPT's Western region assets signed a contract to sell a 98% general partnership interest.
When this transaction is completed, scheduled for the end of March, it will result in a book gain to IPT of approximately $635 million. IPT will retain a 1% limited partner's interest and a preferred interest currently estimated to have a liquidation value of approximately $135 million. IPFR will own the remaining 1% interest. Approximately $200 million of this gain ($4.30 per Class A Unit) will be attributed to Class A unitholders, of which $191 million ($3.90 per Class A Unit) represents amounts allocated to the Primary Account. Class A unitholders will also have an estimated 30% share of the $135 million preferred interest and of the 1% limited partner interest, equal to about $.90 per Class A Unit.


    Proceeds from the sale, together with a related partnership borrowing of $450 million, will be used to repay a $750 million loan allocated to the Secondary Account. The Secondary Account will repay the Primary Account for its share of the sale proceeds and of the $450 million loan.


    On December 31, 1995, Primary Account liquid assets totaled $6.34 per Class A Unit. Early in the second quarter of 1996 after provisions for working capital needs, possible asset acquisitions and other reserves deemed appropriate by IPFR have been made, IPT anticipates declaring an extraordinary distribution. Since the earnings generated by the Western region assets, about one-third of Partnership earnings in 1995 and 1994 (excluding forestland sales), will no longer be available to the Partnership in the future, a decrease in the regular quarterly distribution is likely to occur.

The following table presents major earnings statement revenue categories attributable to the Primary and Secondary Accounts:

In thousands                                1995        1994           1993
                                            ----        ----           ----
Stumpage sales
  Primary Account                       $293,742    $285,792       $303,147
  Secondary Account                       22,519                      2,159
                                         -------     -------        -------
                                        $316,261    $285,792       $305,306
                                         -------     -------        -------

Forestland sales
  Primary Account                       $  9,286    $ 27,621       $ 33,505
  Secondary Account                       20,807      42,980         74,449
                                         -------     -------        -------
                                        $ 30,093    $ 70,601       $107,954
                                         -------     -------        -------

Volumes related to stumpage sales were:

In thousand cunits                          1995        1994           1993
                                            ----        ----           ----

Used in International Paper facilities     1,149         985          1,045
Resold by International Paper                583         609            725
Sales to unafliated parties                1,941       1,582          1,762
                                           -----       -----          -----
                                           3,673       3,176          3,532
                                           -----       -----          -----

Operating Costs and Expenses

Operating costs and expenses attributable to the Primary and Secondary Accounts were as follows:

In thousands                                1995        1994           1993
                                            ----        ----           ----

Primary Account                         $ 58,436    $ 64,108       $ 64,504
Secondary Account                         52,618      46,666         47,578
                                         -------     -------        -------
                                        $111,054    $110,774       $112,082
                                         -------     -------        -------


    Depletion and the cost of forestlands sold are generally attributed to the Primary and Secondary Accounts in the same proportion as revenues from stumpage sales and forestland sales, respectively. Road amortization is fully attributed to the Secondary Account.

    Costs related to land and forest management and administration of IPT are associated to some extent with both the Primary Account and the Secondary Account because the benefits derived from such expenditures will be realized both during and after the Initial Term. Forest operating costs and general and administrative expenses are allocated between the Primary and Secondary Accounts based on the timing of the estimated future benefits. This allocation is reviewed annually by IPFR to determine that it is fair and reasonable. In 1995, a higher proportion of these costs were allocated to the Secondary Account. Increased reforestation and fertilization costs incurred to increase future forest productivity, which are principally charged to the Secondary Account, led to a $3.1 million increase in forest operations expenses in 1995.

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

Liquidity and Capital Resources

At December 31, 1995, IP Timberlands, Ltd. had cash and temporary investments of $11.9 million, an intercompany account receivable from International Paper of $7.3 million, and notes receivable from International Paper of $371.4 million, totaling $390.6 million in liquid assets. Cash is either invested in temporary investments or loaned to International Paper at market rates.

In thousands, except per unit data                         1995         1994
                                                           ----         ----
Cash, temporary investments and intercompany
  accounts and notes receivable
    Primary Account                                    $310,083     $313,742
    Secondary Account                                    80,487      124,326
                                                        -------      -------
                                                       $390,570     $438,068
                                                        -------      -------
Total per Class A Unit                                 $   6.41     $   6.52
                                                        -------      -------

    Cash flows from operations and existing liquid assets are expected to be adequate to meet anticipated future cash requirements of the Primary Account.

Costs charged to the Secondary Account, which include reforestation costs, road construction and a significant portion of forest management expenses, may exceed revenues credited to such account. To the extent that future Secondary Account cash flows and existing cash balances do not cover cash costs charged to such account, IPT will fund such shortfalls through the sale of additional units (principally Class B Units) to International Paper, borrowings from International Paper or unaffiliated parties, or other financing alternatives.

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

    In November 1995, the Partnership borrowed $750 million from a consortium of banks and distributed the proceeds to its general and limited partners. The borrowing and proceeds were allocated to the Secondary Account, which is responsible for repayment of the loan. The distribution, paid from the Secondary Account, included $29.7 million (or $.64 per Class A Unit) to Class A unitholders paid as part of the regular $.72 per Class A Unit distribution in the fourth quarter, $705.4 million to Class B unitholders, and $14.9 million to the general partners of IPT and IPTO. Repayment of the loan is guaranteed by International Paper, which will make future capital contributions to the Partnership if the Secondary Account does not generate sufficient cash flows to service the loan.

    It is IPT's policy to make quarterly cash distributions from the Primary Account based on the amount of cash available from operations after provisions for working capital, asset acquisitions and such reserves as IPFR deems appropriate. The distribution rate also balances any large nonrecurring inflows from forestland sales in the current year against expected future cash flows based on IPT's projected harvest plan. The partners participate in distributions in the same ratio in which they share revenues and costs. In the case of the Primary Account, the Class A Units receive 95% of the total IPT distributions, with the Class B Units and general partners receiving 4% and 1%, respectively. Class A Units' participation in distributions will decline significantly to 4%, and Class B Units' participation will increase to 95%, after the end of the Initial Term.

    In 1995, 1994 and 1993, IPT paid regular quarterly distributions to Class A unitholders of $.72 per quarter. In October 1993 and March 1995, IPT paid special cash distributions of $4.00 per Class A Unit. These special distributions were paid because management believed that existing cash balances plus projected future cash flows would be adequate for capital expenditure, working capital and regular quarterly distribution requirements during the remainder of the

Initial Term.

    Early in the second quarter of 1996, an extraordinary distribution to Class A unitholders is anticipated. Since the earnings generated by the Western region assets will no longer be available to the Partnership, a decrease in future regular distributions is likely to occur.

The following table presents cash flow from operations, after provision for capital expenditures, attributable to Class A Units. It also shows cash distributions declared for Class A Units for the same period, including the $4.00 per unit special distributions paid in 1995 and 1993.

                                              Primary    Secondary         IPT
In thousands                                  Account      Account       Total
                                              -------    ---------       -----
Year Ended December 31, 1995

Cash provided by operations                   $295,759    $(14,169)   $281,590
Investment in forestlands and roads             (5,925)    (22,272)    (28,197)
IPTO general partners' interest in above        (2,898)        364      (2,534)
                                               -------     -------     -------
Cash flow after capital expenditures           286,936     (36,077)    250,859
Class A Unit allocation factor                      95%          4%
Cash flow attributable to Class A Units       $272,589     $(1,443)   $271,146
                                               -------     -------     -------

Distributions declared for Class A Units      $289,847    $ 29,700    $319,547
                                               -------     -------     -------
Year Ended December 31, 1994

Cash provided by operations                   $318,165    $ 17,197    $335,362
Investment in forestlands and roads            (20,752)    (17,243)    (37,995)
IPTO general partners' interest in above        (2,974)                 (2,974)
                                               -------     -------     -------
Cash flow after capital expenditures           294,439         (46)    294,393
Class A Unit allocation factor                      95%          4%
Cash flow attributable to Class A Units       $279,717    $     (2)   $279,715
                                               -------     -------     -------
Distributions declared for Class A Units      $133,764                $133,764
                                              --------     -------    --------
Year Ended December 31, 1993

Cash provided by operations                   $284,456    $ 88,982    $373,438
Investment in forestlands and roads            (38,890)    (14,851)    (53,741)
IPTO general partners' interest in above        (2,456)       (741)     (3,197)
                                               -------     -------     -------

Cash flow after capital expenditures           243,110      73,390     316,500
Class A Unit allocation factor                      95%          4%
Cash flow attributable to Class A Units       $230,955    $  2,936    $233,891
                                               -------     -------     -------
Distributions declared for Class A Units      $319,547                $319,547
                                              --------     -------    --------
    At the end of the Initial Term, the Primary Account will be closed and all cash remaining after payment of borrowings and liabilities will be distributed. Class A unitholders will receive 95% of this cash distribution. As of December 31, 1995, 95% of the Primary Account liquid assets was $295 million or $6.34 per Class A Unit.

                      CONSOLIDATED STATEMENT OF EARNINGS

                                                   Years Ended December 31
                                       ----------------------------------------
In thousands, except per unit data          1995            1994           1993
                                       ---------       ---------      ---------
Revenues
Stumpage sales
    International Paper                $ 194,294       $ 172,083      $ 185,372
    Unaffiliated parties                 121,967         113,709        119,934
Forestland sales                          30,093          70,601        107,954
Other income, net                         13,600          12,950         12,774
                                       ---------       ---------      ---------
    Total Revenues                       359,954         369,343        426,034
                                       ---------       ---------      ---------
Operating Costs and Expenses
Depletion
    International Paper                   12,375          10,553         10,126
    Unaffiliated parties                  14,812          11,522         11,835
Cost of forestlands sold                   2,465          10,093         12,780
Amortization of roads                      2,154           2,119          2,180
Forest operations                         43,813          40,689         38,190
General and administrative                20,542          19,497         20,359
Property and severance taxes              14,893          16,301         16,612
                                       ---------       ---------      ---------
    Total Operating Costs and Expenses   111,054         110,774        112,082
                                       ---------       ---------      ---------
Operating Earnings                       248,900         258,569        313,952
Interest Income                           20,868          17,946         12,159
Interest Expense                          (6,069)
General Partners' Interest in IPTO        (2,637)         (2,765)        (3,261)
                                       ---------       ---------      ---------
Net Partnership Earnings               $ 261,062       $ 273,750      $ 322,850
                                       ---------       ---------      ---------
Earnings per Class A Unit (Note 4)     $    5.50       $    5.49      $    5.94
                                       ---------       ---------      ---------

The accompanying notes are an integral part of these financial statements.

                               CONSOLIDATED BALANCE SHEET

                                                      December 31
                                                ------------------------
In thousands                                       1995          1994
                                                ----------    ----------
Assets
Current Assets
    Cash and temporary investments, at cost,
      which approximates market                 $   11,899    $    7,922
    Notes receivable-International Paper           371,378       430,146
    Due from International Paper                     7,293         3,328
    Accounts and notes receivable                   23,558         8,716
                                                ----------    ----------
    Total current assets                           414,128       450,112
                                                ----------    ----------
Notes Receivable                                     1,027         1,174
Forestlands                                        734,200       739,136
Roads, net of accumulated amortization of
    $49,618 (1995) and $47,504 (1994)               38,026        36,097
                                                ----------    ----------
Total Assets                                    $1,187,381    $1,226,519
                                                ----------    ----------
Liabilities and Partners' Capital
Current Liabilities
    Accounts payable and accrued liabilities    $      372    $      354
    Accrued interest                                 5,983
    Accrued property and severance taxes             6,286         5,868
    Customer advance payments                        3,797         4,658
                                                ----------    ----------
    Total current liabilities                       16,438        10,880
                                                ----------    ----------
Long-Term Debt                                     750,000
Lease Obligations                                    1,231         1,443
General Partners' Interest in IPTO                  26,662        34,607
Commitments and Contingent Liabilities
Partners' Capital
    General partners                                25,786        33,651
    Limited partners                               367,264     1,145,938
                                                ----------    ----------
Total Liabilities and Partners' Capital         $1,187,381    $1,226,519
                                                ----------    ----------

The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENT OF CASH FLOWS

                                                  Years Ended December 31
                                             ---------------------------------
In thousands                                   1995        1994        1993
                                             ---------   ---------   ---------
Operating Activities
Net Partnership earnings
                                             $ 261,062   $ 273,750   $ 322,850
Noncash items
    Depletion                                   27,187      22,075      21,961
    Cost of forestlands sold                     2,465      10,093      12,780
    Amortization of roads                        2,154       2,119       2,180
    Other, net                                   2,036       3,193       2,786
Changes in current assets and liabilities
    Accounts and notes receivable              (14,695)     29,261      18,875
    Due from International Paper                (3,965)     (7,153)     (7,567)
    Accrued Interest                             5,983
    Customer advance payments                     (861)      1,933      (1,601)
    Other, net                                     224          91       1,174
                                             ---------   ---------   ---------
    Cash Provided by Operations                281,590     335,362     373,438
                                             ---------   ---------   ---------
Investment Activities
Investment in forestlands and roads            (28,197)    (37,995)    (53,741)
Loans to International Paper                  (257,608)   (345,744)   (328,226)
Repayment of loans by International Paper      316,376     191,744     348,444
                                             ---------   ---------   ---------
    Cash Provided by (Used for)
    Investment Activities                       30,571    (191,995)    (33,523)
                                             ---------   ---------   ---------
Financing Activities
Issuance of long-term debt                     750,000
Distributions to partners of IPT and IPTO   (1,058,184)   (142,227)   (339,763)
                                             ---------   ---------   ---------
    Cash Used for Financing Activities        (308,184)   (142,227)   (339,763)
                                             ---------   ---------   ---------
Change in Cash and Temporary Investments         3,977       1,140         152
Cash and Temporary Investments
    Beginning of the year                        7,922       6,782       6,630
                                             ---------   ---------   ---------
    End of the year                          $  11,899   $   7,922   $   6,782
                                             ---------   ---------   ---------

The accompanying notes are an integral part of these financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

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

IPT manages its forestlands principally for the sale of sawlogs, used for lumber and plywood production, and pulpwood, used in the manufacture of paper. It operates mainly in the South, with regions also located in the West and Northeast.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of IPT and IPTO. All significant intercompany items and transactions have been eliminated.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles which require the use of management estimates and will not be the basis for reporting taxable income to unitholders.

Temporary Investments

Temporary investments with an original maturity of three months or less are stated at cost. Temporary investments at December 31, 1995 and 1994 were $6.5 million.

Income Taxes

IPT is not a taxable entity for federal, state or local income tax purposes. Any taxable earnings or losses and certain other items are reported by the partners on their own tax returns in accordance with their Partnership Agreement.

Forestlands

Forestlands, including capitalized harvesting rights, are stated at cost. IPT capitalizes cutting contracts where the total price to be paid is fixed and the term is in excess of one year. The portion of the costs of forestlands attributed to the trees is charged against earnings as the trees are cut, at rates determined annually based on the relationship of unamortized costs to the estimated recoverable harvest volumes.

Roads

Roads are stated at cost, less accumulated amortization. The depreciable portion of the cost is amortized over the economic lives of the roads using the straight-line method (eight to 20 years.)

Revenue Recognition

Stumpage sales are recognized when legal ownership and the risk of loss pass to the purchaser and the quantity sold is determined. This generally occurs when the purchaser severs and measures the volumes. Bulk sales, included in stumpage sales in the accompanying statement of earnings, represent the sale of standing timber. Revenues from bulk sales and forestland sales are recognized when legal ownership and the risk of loss pass, normally at the time of sale.

3. Transactions With International Paper and Major Customers

IPT is a major source of fiber and wood used in International Paper's pulp, paper, lumber and panel manufacturing facilities. The cost associated with sales to International Paper was $12.4 million (1995), $10.6 million (1994) and $10.1 million (1993).

IPT does not compensate IPFR or International Paper for services as general partners. However, IPT does reimburse them for direct costs and expenses (included in forest operations and general and administrative expenses) associated with the management and operations of the Partnerships and indirect costs, principally general and administrative expenses, allocated to the Partnerships. Charges for indirect expenses were $9.3 million (1995 and 1994) and $10.2 million (1993). In the opinion of IPFR management, the allocation methods and amounts are reasonable.

Notes with International Paper bear interest at market rates. Interest income from notes with International Paper was $20.1 million (1995), $16.6 million
(1994) and $10.7 million (1993).

No unaffiliated customer accounted for sales in excess of 10% of total revenues in 1995, 1994 or 1993.

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

The following table presents the computation of earnings per  Class A Unit.

                                                 Years Ended December 31
                                       --------------------------------------
In thousands, except per unit data          1995           1994          1993
                                       ---------      ---------     ---------
Allocation to Primary Account          $ 269,225      $ 268,273     $ 288,856
Allocation to Secondary Account           (8,163)         5,477        33,994
                                       ---------      ---------     ---------
Net Partnership Earnings               $ 261,062      $ 273,750     $ 322,850
                                       ---------      ---------     ---------
95% of the Primary Account(1)          $ 255,763      $ 254,860     $ 274,413
4% of the Secondary Account(1)              (326)           219         1,360
                                       ---------      ---------     ---------
Earnings Allocated to
Class A Limited Partners                 255,437        255,079       275,773
Weighted Average Class A Units
Outstanding                               46,446         46,446        46,446
                                       ---------      ---------     ---------
Earnings per Class A Unit              $    5.50      $    5.49     $    5.94
                                       ---------      ---------     ---------
(1)Class B Units are allocated 4% of Primary Account and 95% of Secondary Account earnings. The general partners are allocated 1% of each account.

5. Receivables

The major components of Accounts and Notes Receivable are presented below. No allowance for doubtful accounts was required in either year.


In thousands at December 31                        1995           1994
                                               --------       --------
Notes receivable - trade                       $ 22,730       $  7,487
Accounts receivable - trade                         275            609
Accrued interest and other receivables              553            620
                                               --------       --------
                                               $ 23,558       $  8,716
                                               --------       --------
Notes receivable-trade at December 31, 1995 included $18.5 million from a 1995 fourth quarter bulk sale.

6. Long-Term Debt

On November 15, 1995, the Partnership borrowed $750 million under a credit agreement with a consortium of banks. The proceeds were then distributed to unitholders. Principal repayments of $250 million are due annually on November 14, 1998, 1999 and 2000. Interest at 6.11% is due quarterly beginning February 14, 1996. Repayment of both principal and interest is guaranteed by International Paper. The credit agreement contains certain provisions that, among other things, place limitations on the amounts of future indebtedness and distributions. Additionally, upon early retirement of the borrowing, the Partnership would be required to reimburse participating banks for certain losses resulting from such prepayment.

7. Partners' Capital

The following table presents the activity in the Partners' Capital accounts.

                                    General        Limited
In thousands                        Partners       Partners          Total
                                  -----------     -----------     -----------
Balance - January 1, 1993         $    32,456     $ 1,027,703     $ 1,060,159
Net earnings for the period             3,229         319,621         322,850
Partner distributions                  (3,364)       (333,001)       (336,365)
                                  -----------     -----------     -----------
Balance - December 31, 1993            32,321       1,014,323       1,046,644
Net earnings for the period             2,738         271,012         273,750
Partner distributions                  (1,408)       (139,397)       (140,805)
                                  -----------     -----------     -----------
Balance - December 31, 1994            33,651       1,145,938       1,179,589
Net earnings for the period             2,611         258,451         261,062
Partner distributions                 (10,476)     (1,037,125)     (1,047,601)
                                  -----------     -----------     -----------
Balance - December 31, 1995       $    25,786     $   367,264     $   393,050
                                  -----------     -----------     -----------

Distributions in 1995 and 1993 include special distributions of $186 million ($4.00 per Class A Unit). Distributions in 1995 also include $750 million paid from the Partnership's Secondary Account, of which $29.7 million or $.64 per

Class A Unit was paid to Class A unitholders as part of the regular $.72 fourth-quarter distribution.

The authorized and outstanding Class A and Class B Units at December 31, 1995, 1994 and 1993, which represent the limited partnership interests of IPT, are presented below. The Class B Units are 100% owned by International Paper and affiliates.
                              Class A Depositary Units
                       ---------------------------------------
                       International Unaffiliated                    Class B
                           Paper and       Third                  Depositary
                          Affiliates     Parties         Total         Units
                       -------------  ----------    ----------    ----------
Number of units           39,146,229   7,299,500    46,445,729    50,976,480
Percentage of total               84%         16%          100%          100%
                       -------------  ----------    ----------    ----------

Under the terms of the Partnership Agreement, International Paper has the right to purchase, at any time, all outstanding Class A Units at a price equal to 133% of the market price at that time.

8. Commitments and Contingent Liabilities

IPTO and International Paper have been parties in two lawsuits involving long-term leases and options on 210,000 acres of forestlands in Louisiana and Mississippi. The lessors sought to have the two leases terminated and IPTO enjoined from further operation on the properties, and alleged certain damages. A jury trial in the Louisiana suit resulted in a verdict substantially in favor of IPTO and International Paper. This verdict was sustained on appeal. The lessor's case in Mississippi remains open but has been stayed pending a determination of land value. Since ownership of the lands themselves does not affect IPTO's right to harvest on the Louisiana or Mississippi properties, the purchase options for the lands have been assigned from IPTO to International Paper.

IPT is involved in various legal proceedings incidental to its business. While any proceeding or litigation has an element of uncertainty, IPT believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

9. Subsequent Event

In March 1996, a subsidiary partnership that owns all of IPT's Western region assets signed a contract to sell a 98% general partnership interest for consideration that will result in a book gain to IPT of approximately $635 million, a retained preferred interest and a 1% common interest. Class A unitholders will receive approximately $200 million of the gain or $4.30 per Class A Unit, and will have an estimated 30% share of the preferred interest and of the 1% common interest. Exact amounts will not be determined until the transaction is completed. The closing is scheduled for the end of
March.
                                      16

                     INTERIM FINANCIAL RESULTS (UNAUDITED)

                                                      Quarter
                                    -----------------------------------------
In thousands, except per unit data     First     Second      Third     Fourth
                                    --------   --------   --------   --------
1995
----
Total revenues                      $ 82,267   $ 72,932   $ 82,237   $122,518(2)
Operating earnings                    56,752     46,833     54,375     90,940
Net Partnership earnings              63,120     50,563     58,227     89,152
Per Class A Unit
    Earnings                        $   1.36   $   1.27   $   1.33   $   1.54
    Distributions                       4.72(1)     .72        .72        .72
                                    --------   --------   --------   --------
1994
----
Total revenues                      $109,579   $ 88,990   $ 98,443   $ 72,331
Operating earnings                    79,905     63,051     68,024     47,589
Net Partnership earnings              81,898     66,100     72,363     53,389
Per Class A Unit
    Earnings                        $   1.49   $   1.09   $   1.47   $   1.44
    Distributions                        .72        .72        .72        .72
                                    --------   --------   --------   --------

1 Distributions for the first quarter of 1995 include a special distribution of
  $4.00 per Class A Unit.
2 Includes $51.3 million of forestland and bulk sales in the fourth quarter.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of IP Timberlands, Ltd.:

We have audited the accompanying consolidated balance sheets of IP Timberlands, Ltd. (a Texas limited partnership) and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of earnings and cash flows for each of the three years ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IP Timberlands, Ltd. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Authur Andersen LLP

New York, N.Y.
February 13, 1996
(except with respect to the matter discussed in Note 9, as to which the date is March 6, 1996)

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

The Board of Directors of IPFR monitors management's administration of the Partnership's financial policies and practices and the preparation of financial reports. The Audit Committee, consisting of nonemployee directors, meets regularly with representatives of management, the independent public accountants and the Internal Auditor to review their activities. The independent public accountants and the Internal Auditor both have free access to the Audit Committee, with and without management representatives in attendance.



/s/ Frederick L. Bleier
Frederick L. Bleier
Treasurer and Controller

                                   DIRECTORS

John A. Georges*
Chairman and Chief Executive Officer
International Paper

Thomas C. Graham++
Chairman and Chief Executive Officer
AK Steel Corporation

Arthur G. Hansen++
Educational Consultant

Jane C. Pfeiffer++
Management Consultant

Roger B. Smith++
Former Chairman and Chief Executive Officer
General Motors Corporation

 *On March 31, 1996, Mr. John A. Georges will retire as director and Mr. John T. Dillon will join the Board as a director, effective April 1, 1996.

++Member of the Audit Committee

Directors of IP Forest Resources Company,
Managing General Partner of IP Timberlands, Ltd.

                                   MANAGERS

John A. Georges*
Chairman and Chief Executive Ofcer

Edward J. Kobacker
President

John A. Cureton
Vice President

James W. Guedry
Vice President and Secretary

Robert W. Hintze
Vice President

Robert A. Kriscunas
Vice President and General Counsel

John A. Nugent

Vice President

David R. Titzer
Vice President

Richard R. Yarbrough
Vice President

Frederick L. Bleier
Treasurer and Controller

Carl Q. Carter
Chief Tax Ofcer

Dennis G. Schroeder
Auditor

 *On March 31, 1996, Mr. John A. Georges retires and
Mr. John T. Dillon will succeed him as the Chairman and Chief Executive Officer of both International Paper and IP Forest Resources Company.

Managers of IP Forest Resources Company,
Managing General Partner of IP Timberlands, Ltd.

                          UNITHOLDER TAX INFORMATION

Each year IPT prepares a customized tax package for each unitholder showing the unitholder's share of the Partnership's capital gain, ordinary income (or loss) and other information required for the unit-holder's federal income tax return. The package also includes information regarding state tax reporting requirements for those states in which the Partnership has operations. Unitholders should discuss the requirement for state tax reporting with their tax advisers.

IPT makes available upon request a generalized tax package providing detailed instructions for determining the capital gain, ordinary income (or loss) and other tax results on a per unit basis.

Tax packages for 1995 were mailed to unitholders in late February 1996. Information pertaining to customized or generalized tax packages may be obtained by calling 1-800-942-4555.

THIS 1995 ANNUAL REPORT TO UNITHOLDERS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS CONCERNING IPT'S BUSINESS PROSPECTS, POSSIBLE DECLINES IN DISTRIBUTIONS AND THE PRICE OF THE CLASS A UNITS. OVERALL MARKET CONDITIONS COULD INFLUENCE THE EXPECTED PRICE DECLINE OF THE CLASS A UNITS AND THE POSSIBILITY OF A DECLINE IN THE DISTRIBUTION TO CLASS A UNITHOLDERS.

                            PARTNERSHIP INFORMATION


Partnership Headquarters

IP Timberlands, Ltd.
Two Manhattanville Road
Purchase, N.Y. 10577
1-800-634-8050

Stock Transfer Agent and Registrar

For questions concerning change of address, lost certicates or cash distribution checks, or change in registered ownership, write or call:

Chemical Mellon Shareholder Services, L.L.C.
450 West 33rd Street
New York, N.Y. 10001
Within the U.S., call 1-800-851-9677.
Outside the U.S., call collect 0-212-613-7427.

Investor Services

For questions concerning your units other than those noted directly above, contact the Investor Relations Department at 1-800-634-8050.

Independent Public Accountants

Arthur Andersen LLP
1345 Avenue of the Americas
New York, N.Y. 10105

Reports and Publications

For additional copies of this annual report, or copies of SEC filings, or to have your name added to our mailing list, call 1-800-634-8050 or write to the Investor Relations Department at Partnership headquarters.