Form 10-K405, Exhibit 13
period 1996-12-31
IP TIMBERLANDS LTD
filed 1997-03-31
CIK 761860

                        [LOGO]  IP Timberlands, Ltd.






                            [IMAGE OF PINE CONE]
                                   [LOGO]







                             1996 ANNUAL REPORT

                              ABOUT IP TIMBERLANDS, LTD.

BACKGROUND OF THE PARTNERSHIP

IP Timberlands, Ltd. (IPT) began operations in 1985 as a publicly traded limited partnership to succeed to substantially all of International Paper's forest resources business. International Paper contributed 6.3 million acres of forestlands it owned or held under long-term leases to IPT.

The Partnership has two types of securities: Class A and Class B Depositary Units. Presently, 16% of the Class A Units are publicly traded. The remainder of the Class A Units and all the Class B Units are owned by International Paper.

DESCRIPTION OF THE CLASS A DEPOSITARY UNITS

IP Timberlands, Ltd. Class A Units trade on the New York Stock Exchange under the symbol "IPT." During 1996, the units traded in a range of 11 7/8 to 25 7/8.

The Class A Unit generally entitles the holder to share in 95% of the net cash flow and earnings generated from the sale of trees harvested during the Initial Term, the first 15 years of the Partnership (1985-1999). Thereafter, the majority of the benefit goes to the Class B unitholders, with the Class A unitholders' share reduced to 4% of total Partnership activities, which include reforestation and land management costs as well as stumpage sales. The general partners' share is 1%.

Less than three years remain in the Initial Term of the Partnership. Because of this, and due to the decrease in their share of earnings from 95% to 4% when the Initial Term of the Partnership expires, Class A unitholders should expect the market price of Class A Units to begin to decrease well before December 31, 1999.

At that time, Class A unitholders will be entitled to 95% of any cash remaining in the Primary Account. Some or all of this amount may be distributed prior to the end of the Initial Term, depending on future cash flows and requirements, and the Partnership's distribution policy. Net liquid assets attributable to Class A Units in that account totaled $3.51 per unit at December 31, 1996.


TAX CONSEQUENCES OF IPT

Under the Partnership tax structure, all income and expenses flow directly to the unitholder. Unitholders are liable for taxes on their share of Partnership taxable earnings. The quarterly cash distributions paid by the Partnership represent a tax-free return of capital until a unitholder's cost basis equals zero. No tax is paid on cash distributions until that time.

The unitholder's original cost basis is the price paid for the unit when purchased. This cost basis is adjusted upward by the unitholder's share of Partnership taxable earnings and downward by cash distributions received. When the unit is sold, the taxable gain or loss is the difference between the sales price and the readjusted cost basis.

During 1996, the Partnership declared regular per unit distributions to Class A unitholders of $.50 per quarter or $2.00 for the year. In addition, a special distribution of $9.75 per Class A Unit was paid on May 15, 1996.

Foreign investors in IPT are subject to U.S. withholding tax on their distributions.

Each year, IPT prepares customized tax information for each unitholder. See Unitholder Tax Information (page 20) for details.


(cover) PINE CONES FROM SUPERIOR TREES PROVIDE SEEDS THAT ARE GROWN INTO SEEDLINGS USED TO REPLANT HARVESTED LAND.

                             Financial Highlights

                                                 Years ended December 31
                                            ---------------------------------
In millions, except per unit data           1996            1995         1994

 Total Revenues                            $  277          $  360      $   369
 Gains on Sales of Partnership Interests      669
 Operating Earnings(1)                        845             249          259
 Net Partnership Earnings                     845             261          274
 Earnings Allocated to Class A Limited
   Partners                                   408             255          255
 Per Class A Unit
  Earnings                                   8.78            5.50         5.49
  Distributions                             11.75(2)         6.88(3)      2.88
 Operating Cash Flow Attributable to
  Class A Units                               224             271          280
 Total Class A Unit Distributions Declared  $ 546(2)       $  320(3)   $   134

 Weighted Average Class A Units Outstanding     46             46           46
------------------------------------------------------------------------------



                                                  Years ended December 31
                                             --------------------------------
                                             1996            1995       1994
Working Capital                             $  271         $   398     $  439
Forestlands and Roads                          686             772        775
Long-Term Debt                                 450             750
Total Assets                                $  976         $ 1,187     $1,227
------------------------------------------------------------------------------

(1) Operating earnings equal total revenues less operating costs and expenses. Operating earnings may be lower than net Partnership earnings because operating earnings exclude interest income and expense.
(2) Includes a special distribution of $453 million ($9.75 per Class A Unit) paid on May 15, 1996.
(3) Includes a special distribution of $186 million ($4.00 per Class A Unit) paid on March 31, 1995.



Inside This Report

 1  Financial Highlights
 2  To Our Unitholders
 4  Commonly Asked Questions About IPT
 6  Sustainable Forestry Initiative
 7  Management's Discussion and Analysis
10  Financial Statements
19  Directors and Managers
20  Unitholder Tax Information
20  Partnership Information

                                  TO OUR UNITHOLDERS

  IP Timberlands, Ltd. posted favorable operating results in 1996 despite slightly lower prices and sales volumes, primarily from the March 1996 sale of substantially all of our interests in our Western operations. Stumpage sales decreased to $251 million in 1996, down 21% from 1995 levels. Net Partnership earnings, which included gains of $669 million from sales of partnership interests, increased to $845 million from $261 million in 1995.

  In March 1996, we took advantage of high West Coast stumpage prices to complete the sale of a 98% general partnership interest in a subsidiary that included all of the Partnership's Western forestlands. This resulted in a gain of $638 million, of which $203 million ($4.37 per Class A Unit) was allocated to the Class A Units. These Western assets had contributed about one-third of Partnership earnings in 1995 and 1994. Following the sale, Partnership operating results for the last three quarters of 1996 no longer included any significant contributions from the West, thus accounting for a large portion of the decline in volumes and revenues.

  In our Southern region (approximately 90% of stumpage sales), high inventory levels at lumber and pulp mills for most of the year led to a decline in stumpage prices. Prices remained below prior-year levels until December, when prices rose as strong construction markets led lumber producers to build log inventories. Although average prices were slightly lower, stumpage sales revenues in the South were about the same as in 1995, as higher volumes offset the lower prices.

  In the Northeast (approximately 10% of stumpage sales), stronger than expected lumber markets increased demand for spruce, pine and fir sawlogs as the year progressed, allowing stumpage prices to recover and finish the year slightly ahead of 1995 average prices. However, harvest volumes were lower than in the prior year, pushing stumpage revenues about 10% below 1995 totals.

  The outlook for 1997 is mixed. Although housing starts are expected to ease slightly in 1997, they will still be strong at 1.35 million units. We expect pulpwood prices to strengthen with a recovery in demand in domestic and export paper and packaging markets. Furthermore, as demand in the South for pulpwood and small-diameter sawlogs increases with the recent addition of several new oriented strand board plants, prices in the South, where the Partnership has most of its forestlands, should hold up better than in other regions. Harvest volumes from IPT lands in 1997, however, should be slightly lower than in 1996.

  In recent years, public and private concerns about the environment have had an increasing impact on forestland operations. Proposals such as the Maine referendum, which sought to severely curtail harvest practices in that state, would limit the alternatives available to manage our forestlands. Environmental concerns across the U.S. have increased, despite the significant progress made in improving the condition of forestlands in recent decades. For example, the average timber volume across the U.S. today is about one-third greater than in the early 1950s, nearly doubling in the eastern U.S. Since the 1940s, growth has exceeded the harvest in U.S. forests, with the margins generally increasing in each succeeding decade. As a result, the U.S. has more acres of forestlands today than 100 years ago.

  Despite these facts, pressure still exists to place more limitations on the ability of private landowners to manage their forestlands. Unfortunately, this has increased the costs to maintain and harvest our forestlands. Since we all use products made from renewable forest resources every day, it is important for us to continue to promote better public understanding of the environmental effects of modern forestry techniques to help prevent additional costly and burdensome regulations based on uninformed beliefs. These techniques are exemplified by the Sustainable Forestry Initiative discussed on page 6 of this report.

  As we approach the end of the Partnership's Initial Term (December 31, 1999), when Class A unitholders' share of future earnings and cash flows declines from the current 95% to 4%, we expect that the market value of Class A Units will decline. We encourage our unitholders to read the information contained in this report, to ensure that they understand these changes and the possible effect on future unit values.


/s/ John T. Dillon


John T. Dillon
Chairman and Chief Executive Officer


/s/ Edward J. Kobacker

Edward J. Kobacker
President

March 15, 1997

                          COMMONLY ASKED QUESTIONS ABOUT IPT
CASH DISTRIBUTIONS

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

WHEN WILL ANY UNDISTRIBUTED CASH BE PAID TO THE UNITHOLDERS?
At December 31, 1999, the end of the Initial Term, the Primary Account will be closed and any undistributed Primary Account cash will be distributed to unitholders in accordance with their respective Primary Account percentage interests. Class A unitholders will receive approximately 95% of these distributions. At December 31, 1996, Primary Account liquid assets totaled $3.51 per Class A Unit, of which $.50 per unit was used to pay the February 1997 quarterly distribution.
  Any undistributed Secondary Account cash will remain in the Partnership until it is terminated, if not paid out through periodic distributions after the Initial Term. Class A unitholders' share of any such distributions declines to 4% after December 31, 1999.

PARTNERSHIP UNITS

WHAT HAPPENS AT THE END OF THE INITIAL TERM?
At the end of the Initial Term, the Primary Account will be closed and all remaining Primary Account cash will be distributed. Class A unitholders will receive 95% of this distribution, the same as their interest in the Partnership during the Initial Term. After this date, Class A unitholders' participation falls to 4% of all activities of the Partnership, including reforestation and land management costs.

WHY IS THE VALUE OF CLASS A UNITS EXPECTED TO DECLINE AS THE END OF THE
INITIAL TERM APPROACHES?
The value of a unitholder's investment in Class A Units is based on the expected level of future cash distributions. Class A unitholders' participation in any distributions after the end of the Initial Term declines to 4% from 95%, or a small fraction of current distribution levels. Thus, it is expected that the market price of Class A Units will decline substantially by December 31, 1999.

WHAT IS THE VALUE OF A CLASS A UNIT TODAY?

There are a number of approaches to estimating what a Class A Unit is worth today, and different analysts have suggested different values. One approach to valuing the units would be to look at a unit's expected future cash flows. As discussed above, all cash existing in the Primary Account must be distributed to the Class A unitholders by the end of the Initial Term. At December 31, 1996, the Primary Account contained liquid assets totaling $3.51 per unit.

  In addition, Class A unitholders have approximately a 30% share in the preferred interest retained in the sale of the 98% West Coast partnership interest in March 1996, equal to approximately $.90 per unit.
  Unitholders also will receive the Class A Unit cash flow generated through the end of the Initial Term, either through quarterly distributions or a final Primary Account distribution. Currently, the regular quarterly distribution is $.50 per unit. Earnings per Class A Unit for the fourth quarter were $.91. Of course, future earnings and cash flows will depend upon stumpage prices, harvest volumes and other factors.
  Finally, the Class A Units will have a 4% share of total Partnership earnings and cash flows from 2000 through the end of the Partnership in 2035, unless it is terminated earlier under the terms of the Partnership Agreement. While the earnings and cash flows for this period are hard to predict, a $1.50 to $2.00 residual value at December 31, 1999 would appear to be a reasonable estimate of the present value of these future cash flows.
  The current value of all of the above cash flows, discounted at an investor's rate of return on investment, would yield one estimate of a Class A Unit's current value, although other factors, including market expectations, could yield different values for different investors.

WHY DO THE SHARING PERCENTAGES CHANGE AFTER 1999?
While Class A unitholders are principally benefiting from the sale of trees cut during the first 15 years of the Partnership (1985-1999), Class B unitholders fund the land management and reforestation costs. Since the trees grown under the reforestation program will mature after the end of the Initial Term, the benefits from sales of such trees will accrue to the Class B unitholders.

HOW ARE PARTNERSHIP EARNINGS AND CASH FLOWS ALLOCATED BETWEEN CLASS A AND CLASS B UNITS?

Class A unitholders are generally entitled to 95%, and Class B unitholders to 4%, of net earnings and cash flows associated with the harvest and sale of trees during the Initial Term (ending December 31, 1999). Subsequently, Class A unitholders' participation drops to 4% of total Partnership net earnings and cash flows including reforestation and land management costs, with Class B unitholders sharing in 95% of such net earnings and cash flows. The general partners of IPT receive 1% of Partnership net earnings and cash flows throughout the life of the Partnership.

HARVEST ACTIVITY

WHAT IS THE PARTNERSHIP'S HARVEST TO DATE AND WHAT IS THE PROJECTED HARVEST THROUGH 1999?
At the Partnership's inception, it was estimated that approximately 44 to 54 million cunits would be harvested during the Initial Term. Through 1996, approximately 41 million cunits have been harvested. The harvest has averaged about 3.4 million cunits for each of the last three years; however, a lower annual harvest is expected for the remainder of the Initial Term due principally to the recent Western forestlands transaction. In addition, the age class distribution of the Partnership's southern pine plantations will lead to some reduction in harvest volume.

WILL THE PARTNERSHIP'S COMMITMENT TO FOLLOW THE AMERICAN FOREST AND PAPER ASSOCIATION'S SUSTAINABLE FORESTRY PRINCIPLES SIGNIFICANTLY AFFECT FUTURE HARVESTS?

The Partnership has long been committed to ensure that healthy, productive forests are sustained for the use and enjoyment of future generations, and has managed its forestlands for many years to maximize their value for both economic and public interests. Accordingly, we anticipate little adverse economic effects from our application of these principles.

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

                           SUSTAINABLE FORESTRY INITIATIVE

In 1995, the members of the American Forest and Paper Association committed to follow the Sustainable Forestry Initiative's (SFISM) Principles and Guidelines. The objective of SFI is to raise the level of environmental performance across the forest products industry.

SFI has been successfully implemented across IPT's forestlands through the Partnership's Sustainable Forestry Guidelines. Where economically, ecologically and operationally possible, our guidelines have been designed to go beyond the minimum requirements under SFI. For example, SFI requires that all harvested land be reforested within a two-year period. In 1996, over 40% of Partnership lands were reforested within one year. Secondly, SFI specifies a maximum average clearcut size of 120 acres. In each of the last two years, the Partnership's average clearcut size has been significantly below 100 acres. Furthermore, the Partnership has worked to improve the visual quality of harvested areas by designing the size and layout of each harvest to blend with natural and man-made boundaries.

Our efforts have not gone unnoticed. In 1996, the Partnership's management was recognized as "Forest Conservationist of the Year" by the Alabama Wildlife Federation, in recognition of its efforts to enhance the values of forest stewardship and as a national and state leader in the development and implementation of sustainable forestry practices. We were also awarded The Nature Conservancy of Texas's "Corporate Conservation Leadership Award" for setting an outstanding example in the area of land conservation. These awards represent an affirmation of the Partnership's ongoing commitment to protect water quality, wildlife habitat, unique areas and other resources.

The adoption and implementation of the SFI Principles, shown on the right, serve as another example of our determination to provide a healthy, productive forest environment for the use and enjoyment of future generations. We recognize that the future of our industry is totally dependent on the health of our forests. We remain convinced that adherence to environmentally sound, scientifically based forestry principles will maximize the benefits to be realized from our forests by both economic and public interests in the years to come.

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

                         MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Stumpage sales for the year ended December 31, 1996 totaled $251 million, down 21% from sales of $316 million in 1995 due principally to the loss of revenues from the Partnership's Western operations. Stumpage sales in 1994 were $286 million. Similarly, total revenues of $277 million were 23% below the $360 million recorded in 1995. Total revenues in 1994 were $369 million. Net Partnership earnings, however, increased to $845 million in 1996, up from $261 million in 1995 and $274 million in 1994. Earnings in 1996 included $669 million from the sales of subsidiary partnership interests.

In March 1996, a subsidiary partnership holding essentially all of IP Timberlands, Ltd.'s Western forestlands sold a 98% general partnership interest to a third party. This resulted in a gain of $638 million. Approximately $203 million or $4.37 per unit of the gain was allocated to the Class A Units. After the sale, no significant earnings were generated from the Western region in 1996.


In addition, in June and December 1996, the Partnership sold special partnership interests in certain pine plantations in the South, recording gains totaling $31 million. Since these sales related principally to plantations that would be harvested well after the end of the Initial Term, only approximately 11% of this total gain was attributable to the Class A Units.

In our Southern region, which generates about 90% of Partnership stumpage sales, total stumpage sales for 1996 were about equal to 1995 sales, as a slight increase in harvest volumes offset a 3% decline in average prices. High wood inventories at pulpmills and sawmills early in the year led to lower demand and prices for Partnership stumpage, compared with the first quarter of 1995. As the year progressed, favorable harvesting conditions put downward pressure on pricing, although Partnership harvest levels increased. Prices remained below prior-year levels until December, when strong lumber markets and occasional weather-related harvest interruptions led to sawlog shortages at many lumber mills, pushing stumpage prices sharply higher as the year ended.

Stumpage sales in the Northeast region, which produces about 10% of Partnership sales, finished the year about 10% lower than 1995 totals. Strong customer inventory positions as the year began initially pushed both prices and harvest volumes well below 1995 levels. As the year progressed, stronger than expected lumber markets enabled prices to recover, finishing the year slightly ahead of 1995 average prices. Harvest volumes, however, remained well below 1995 totals.

Forestland sales, which occur when market prices for selected tracts exceed the values expected from future operations, declined to $9 million in 1996 from $30 million in 1995 and $71 million in 1994.

The outlook for 1997 and beyond is mixed. Panel markets are expected to soften further in 1997, due to recent industry-wide capacity additions, pushing sawlog prices lower. The effect on stumpage prices in the South is expected to be more moderate than in other regions of the country, as a number of new oriented strand board plants compete for fiber resources. In addition, Southern pulpwood prices are expected to rise as operating rates at Southern pulpmills increase with a recovery in paper demand and pricing. With the expected pressure on sawlog prices and a slight projected decline in the 1997 harvest, Partnership revenues and earnings are expected to decline in 1997.

The following table presents major earnings statement revenue categories attributable to the Primary and Secondary Accounts:

--------------------------------------------------------------------------
In thousands                        1996            1995             1994
--------------------------------------------------------------------------

Stumpage sales
  Primary Account               $242,789        $293,742         $285,792
  Secondary Account                7,789          22,519
--------------------------------------------------------------------------
                                $250,578        $316,261         $285,792
--------------------------------------------------------------------------

Forestland sales
  Primary Account               $  1,559        $  9,286        $  27,621
  Secondary Account                6,973          20,807           42,980
--------------------------------------------------------------------------
                                $  8,532        $ 30,093        $  70,601
--------------------------------------------------------------------------

Volumes related to stumpage sales were:

--------------------------------------------------------------------------
In thousand cunits                  1996            1995             1994
--------------------------------------------------------------------------
Used in International Paper
  facilities                       1,024           1,149              985
Resold by International Paper        365             583              609
Sales to unaffiliated parties      2,120           1,941            1,582
--------------------------------------------------------------------------
                                   3,509           3,673            3,176
--------------------------------------------------------------------------

OPERATING COSTS AND EXPENSES

Operating costs and expenses attributable to the Primary and Secondary Accounts were as follows:

--------------------------------------------------------------------------
In thousands                        1996            1995             1994
--------------------------------------------------------------------------
Primary Account                 $ 54,472        $ 58,436         $ 64,108
Secondary Account                 46,435          52,618           46,666
--------------------------------------------------------------------------
                                $100,907        $111,054         $110,774
--------------------------------------------------------------------------


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

Additional reforestation and fertilization costs were incurred in 1996 and 1995 to increase future forest productivity. These expenses were principally charged to the Secondary Account. Total operating costs and expenses decreased in 1996 due mainly to the absence of costs from the Western region following the March 1996 sale of a subsidiary partnership interest.

IMPACT OF INFLATION

Prices for stumpage may be subject to sharp cyclical fluctuations due to market or other economic conditions and generally do not directly follow inflationary trends. Costs of forest management and operations generally tend to reflect inflationary trends.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, IP Timberlands, Ltd. had cash and temporary investments of $8 million, an intercompany account receivable from International Paper of $15 million, and notes receivable from International Paper of $259 million, totaling $282 million in liquid assets. Cash is either invested in temporary investments or loaned to International Paper at market rates.

--------------------------------------------------------------------------
In thousands, except per unit data                    1996            1995
--------------------------------------------------------------------------
Cash, temporary investments and intercompany
 accounts and notes receivable
  Primary Account                                $ 171,508        $310,083
  Secondary Account                                110,757          80,487
--------------------------------------------------------------------------
                                                  $282,265        $390,570
--------------------------------------------------------------------------
Total per Class A Unit                             $  3.61         $  6.41
--------------------------------------------------------------------------

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

In November 1996, the Partnership borrowed $450 million from a group of banks. The borrowing and proceeds were allocated to the Secondary Account, which will be respon-sible for the repayment of the loan. Repayment is guaranteed by International Paper. Approximately $119 million of the proceeds was retained by the Secondary Account to fund ongoing operations, while $145 million was used to repay a loan from International Paper. The remaining $186 million was distributed from the Secondary Account to unitholders in November 1996, with approximately $7 million (or $.16 per unit) paid to the Class A unitholders as part of the $.50 per Class A Unit quarterly distribution, $177 million paid to Class B unitholders, and $2 million paid to the general partners. In November 1995, the Secondary Account of the Partnership had borrowed $750 million from a consortium of banks and distributed the proceeds to its general and limited partners. The distribution, paid in November 1995 from the Secondary Account, included approximately $30 million (or $.64 per unit) paid to Class A unitholders as part of the regular $.72 per Class A Unit quarterly distribution, $705 million to Class B unitholders, and $15 million to the general partners. This debt was subsequently included in the net assets of the subsidiary partnership interest sold by IPT in its Western forestlands.


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

In 1995 and 1994, and in the first quarter of 1996, IPT paid regular quarterly distributions to Class A unitholders of $.72 per quarter. In May 1996, following the sale of the subsidiary partnership interest that included the Partnership's Western assets, the regular distribution was decreased to $.50 per Class A Unit, which was also paid in the remaining quarters of 1996.

In May 1996, the Partnership paid a special distribution of $9.75 per Class A Unit. In March 1995, a special distribution of $4.00 per Class A Unit was paid. These special distributions were paid because management believed that existing cash balances plus projected future cash flows would be adequate for capital expenditures, working capital and regular quarterly distributions during the remainder of the Initial Term.

The following table presents cash flows from operations, after provision for capital expenditures, attributable to Class A Units. It also shows cash distributions declared for Class A Units for the same period, including the $9.75 per unit special distribution paid in 1996 and the $4.00 per unit special distribution paid in 1995.

------------------------------------------------------------------------------
                                              Primary     Secondary        IPT
  In thousands                                Account      Account       Total
------------------------------------------------------------------------------
  Year Ended December 31, 1996
------------------------------------------------------------------------------
  Cash provided by operations                $242,079    $ (6,984)     $235,095
  Investment in forestlands and roads          (2,232)    (30,828)      (33,060)
  IPTO general partners' interest in above     (2,398)        378        (2,020)
------------------------------------------------------------------------------
  Cash flow after capital expenditures        237,449     (37,434)      200,015
  Class A Unit allocation factor                  95%          4%
  Cash flow attributable to Class A Units    $225,577     $ (1,497)    $224,080
------------------------------------------------------------------------------
  Distributions declared for Class A Units   $538,306      $ 7,431     $545,737
------------------------------------------------------------------------------
  Year Ended December 31, 1995
------------------------------------------------------------------------------
  Cash provided by operations                $295,759     $(14,169)    $281,590
  Investment in forestlands and roads          (5,925)     (22,272)     (28,197)
  IPTO general partners' interest in above     (2,898)         364       (2,534)
------------------------------------------------------------------------------
  Cash flow after capital expenditures        286,936      (36,077)     250,859
  Class A Unit allocation factor                  95%           4%
  Cash flow attributable to Class A Units    $272,589      $ (1,443)   $271,146
------------------------------------------------------------------------------
  Distributions declared for Class A Units   $289,847      $ 29,700    $319,547
------------------------------------------------------------------------------
  Year Ended December 31, 1994
------------------------------------------------------------------------------
  Cash provided by operations                $318,165     $  17,197    $335,362
  Investment in forestlands and roads         (20,752)      (17,243)    (37,995)
  IPTO general partners' interest in above     (2,974)                   (2,974)
------------------------------------------------------------------------------
  Cash flow after capital expenditures        294,439           (46)    294,393
  Class A Unit allocation factor                  95%            4%
  Cash flow attributable to Class A Units    $279,717     $      (2)  $ 279,715
------------------------------------------------------------------------------
  Distributions declared for Class A Units   $133,764                 $ 133,764
------------------------------------------------------------------------------

At the end of the Initial Term, the Primary Account will be closed and all cash remaining after payment of borrowings and liabilities will be distributed. Class A unitholders will receive 95% of this cash distribution. As of December 31, 1996, 95% of Primary Account liquid assets was $163 million or $3.51 per Class A Unit.

                          CONSOLIDATED STATEMENT OF EARNINGS

                                                  Years ended December 31
                                          -------------------------------------
  IN THOUSANDS, EXCEPT PER UNIT DATA          1996        1995         1994

  REVENUES
  Stumpage sales
  International Paper                     $  116,811    $194,294     $172,083
   Unaffiliated parties                      133,767     121,967      113,709
  Forestland sales                             8,532      30,093       70,601
  Other income, net                           18,163      13,600       12,950
-------------------------------------------------------------------------------
  TOTAL REVENUES                             277,273     359,954      369,343
-------------------------------------------------------------------------------

  OPERATING COSTS AND EXPENSES
  Depletion
   International Paper                         8,756      12,375       10,553
   Unaffiliated parties                       15,383      14,812       11,522
  Cost of forestlands sold                       651       2,465       10,093
  Amortization of roads                        1,807       2,154        2,119
  Forest operations                           42,754      43,813       40,689
  General and administrative                  18,651      20,542       19,497
  Property and severance taxes                12,905      14,893       16,301
-------------------------------------------------------------------------------
  TOTAL OPERATING COSTS AND EXPENSES         100,907     111,054      110,774
-------------------------------------------------------------------------------

                                             176,366     248,900      258,569
  Gains on sales of partnership
  interests                                  669,056
-------------------------------------------------------------------------------
   OPERATING EARNINGS                        845,422     248,900      258,569
-------------------------------------------------------------------------------
  Interest income                             20,939      20,868       17,946
  Interest expense                           (19,006)     (6,069)
  General partners' interest in IPTO          (2,033)     (2,637)      (2,765)
-------------------------------------------------------------------------------
  NET PARTNERSHIP EARNINGS                  $845,322    $261,062     $273,750
-------------------------------------------------------------------------------
  EARNINGS PER CLASS A UNIT (NOTE 5)        $   8.78    $   5.50     $   5.49
-------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                              CONSOLIDATED BALANCE SHEET

                                                             December 31
                                                      -----------------------
IN THOUSANDS                                              1996           1995

  ASSETS
  Current Assets
    Cash and temporary investments, at cost, which
      approximates market                             $  7,843     $   11,899
    Notes receivable-International Paper               259,351        371,378
    Due from International Paper                        15,071          7,293
    Accounts and notes receivable                        8,228         23,558
-------------------------------------------------------------------------------
    Total current assets                               290,493        414,128

  Notes Receivable                                          42          1,027
  Forestlands                                          660,369        734,200
  Roads, net of accumulated amortization of $31,994
  (1996) and $49,618 (1995)                             25,144         38,026
-------------------------------------------------------------------------------
  TOTAL ASSETS                                        $976,048     $1,187,381
-------------------------------------------------------------------------------

  LIABILITIES AND PARTNERS' CAPITAL
  Current Liabilities
    Accounts payable and accrued liabilities          $  6,719     $      372
    Accrued interest                                     3,541          5,983
    Accrued property and severance taxes                 5,550          6,286
    Customer advance payments                            3,266          3,797
-------------------------------------------------------------------------------
    Total current liabilities                           19,076         16,438

  Long-Term Debt                                       450,000        750,000
    Lease Obligations                                    1,241          1,231
  General Partners' Interest in IPTO                    30,536         26,662
  Partners' Capital
    General partners                                    26,607         25,786
    Limited partners                                   448,588        367,264
-------------------------------------------------------------------------------
  TOTAL LIABILITIES AND PARTNERS' CAPITAL             $976,048     $1,187,381
-------------------------------------------------------------------------------

  The accompanying notes are an integral part of these nancial statements.




                             CONSOLIDATED STATEMENT OF CASH FLOWS


                                                              Years ended December 31
                                                     --------------------------------------
  IN THOUSANDS                                            1996           1995        1994

  OPERATING ACTIVITIES
  Net Partnership earnings                           $ 845,322     $  261,062   $ 273,750
  Noncash items
   Depletion                                            24,139         27,187      22,075
   Cost of forestlands sold                                651          2,465      10,093
   Amortization of roads                                 1,807          2,154       2,119
   Gain on sale of partnership interest               (638,205)
   Other, net                                           10,489          2,036       3,193
  Changes in current assets and liabilities
   Accounts and notes receivable                        16,315        (14,695)     29,261
   Due from International Paper                         (7,778)        (3,965)     (7,153)
   Accrued interest                                     (2,442)         5,983
   Customer advance payments                              (531)          (861)      1,933
   Payment of partnership interest sale expenses       (11,448)
   Other, net                                           (3,224)           224          91
--------------------------------------------------------------------------------------------
  CASH PROVIDED BY OPERATIONS                          235,095        281,590     335,362
--------------------------------------------------------------------------------------------

  INVESTMENT ACTIVITIES
  Investment in forestlands and roads                  (33,060)       (28,197)    (37,995)
  Loans to International Paper                      (1,130,281)      (257,608)   (345,744)
  Loan repayments by International Paper             1,242,308        316,376     191,744
--------------------------------------------------------------------------------------------
  CASH PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES     78,967         30,571    (191,995)
--------------------------------------------------------------------------------------------

  FINANCING ACTIVITIES
  Issuance of long-term debt                           450,000        750,000
  Distributions to partners of IPT and IPTO           (768,118)    (1,058,184)   (142,227)
--------------------------------------------------------------------------------------------
  CASH USED FOR FINANCING ACTIVITIES                  (318,118)      (308,184)   (142,227)
--------------------------------------------------------------------------------------------

  CHANGE IN CASH AND TEMPORARY INVESTMENTS              (4,056)         3,977       1,140
  CASH AND TEMPORARY INVESTMENTS
   Beginning of the year                                11,899          7,922       6,782
--------------------------------------------------------------------------------------------
   End of the year                                   $   7,843     $   11,899   $   7,922
--------------------------------------------------------------------------------------------

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

IPT manages its forestlands principally for the sale of sawlogs, used for lumber and plywood production, and pulpwood, used in the manufacture of paper. It operates mainly in the southern United States, with another region located in the Northeast.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements include the accounts of IPT and IPTO. All significant intercompany items and transactions have been eliminated.

BASIS OF PRESENTATION
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles that require the use of management estimates and will not be the basis for reporting taxable income to unitholders.

TEMPORARY INVESTMENTS
Temporary investments with an original maturity of three months or less are stated at cost. Temporary investments at December 31, 1996 and 1995 were $6.9 million and $6.5 million, respectively.

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

REVENUE RECOGNITION
Stumpage sales are recognized when legal ownership and the risk of loss pass to the purchaser and the quantity sold is determined. This generally occurs when the purchaser severs the trees and measures the volumes. Bulk sales, included in stumpage sales in the accompanying statement of earnings, represent the sale of standing timber. Revenues from bulk sales and forestland sales are recognized when legal ownership and the risk of loss pass, normally at the time of sale.

3. TRANSACTIONS WITH INTERNATIONAL PAPER AND MAJOR CUSTOMERS
IPT is a major source of fiber and wood used in International Paper's pulp, paper, lumber and panel manufacturing facilities. The cost associated with sales to International Paper was $8.8 million (1996), $12.4 million (1995) and $10.6 million (1994).

IPT does not compensate IPFR or International Paper for services as general partners. However, IPT does reimburse them for direct costs and expenses (included in forest operations and general and administrative expenses) associated with the management and operations of the Partnerships and indirect costs, principally general and administrative expenses, allocated to the Partnerships. Charges for indirect expenses were $9.6 million (1996) and $9.3 million (1995 and 1994). In the opinion of IPFR management, the allocation methods and amounts are reasonable.

Notes with International Paper bear interest at market rates. Interest income from notes with International Paper was $13.1 million (1996), $20.1 million
(1995) and $16.6 million (1994).

 No unaffiliated customer accounted for sales in excess of 10% of total revenues in 1996, 1995 or 1994.

4. GAINS ON SALES OF PARTNERSHIP INTERESTS

On March 29, 1996, a subsidiary partnership of IPT completed the sale of a 98% general partnership interest to R-H Timber Co. Included in the net assets of the partnership interest sold were approximately $83 million of forestlands, $19 million of roads and $750 million of long-term debt. Approximately $17.8 million of expenses was accrued in connection with the sale. As a result of this transaction, IPT recognized a book gain of approximately $638 million, approximately $203 million or $4.37 per unit of which was allocated to the Class A Units. IPT retained a 1% interest in the partnership as well as a preferred interest. Class A unitholders have approximately a 30% share of the retained preferred interest, equal to about $.90 per Class A Unit.

In June 1996, the Partnership completed the sale of a special partnership interest relating to 20,000 acres of pine plantations in the South. As a result of this sale, IPT recognized a gain of approximately $18 million. Essentially all of the earnings from this transaction were attributable to the Secondary Account.

In December 1996, the Partnership completed the sale of a special partnership interest in approximately 12,700 acres of pine plantations in the South. As a result of this sale, IPT recognized a gain of approximately $13 million. Approximately 15% of the earnings from this sale were attributed to the Primary Account.

5. COMPUTATION OF EARNINGS PER CLASS A UNIT

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

In order to implement the sharing of revenues and costs between the Class A Units and the Class B Units, the Partnership Agreement of IPT created two accounting units-the Primary Account and the Secondary Account. The Primary Account is credited with all revenues and costs associated with the sale of trees harvested during the Initial Term. For forestland sales or bulk sales, the proceeds and costs associated with such sales are allocated by the managing general partner between the Primary Account and the Secondary Account based on the relative asset values of the forestlands and trees and the projected harvest schedule during and after the Initial Term. Other revenues not associated with the harvesting and sale of trees, such as revenues from permits, leases, easements and similar items, generally are credited to the Primary Account. Interest income on the short-term investment of proceeds from stumpage sales is treated in the same manner as revenues and costs associated with the harvesting and sale of trees.

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
-------------------------------------------------------------------------------
                                                Years Ended December 31
-------------------------------------------------------------------------------
  In thousands, except per unit data         1996           1995        1994
-------------------------------------------------------------------------------
  Allocation to Primary Account          $411,048       $269,225     $268,273
  Allocation to Secondary Account         434,274         (8,163)       5,477
-------------------------------------------------------------------------------
  Net Partnership Earnings               $845,322       $261,062     $273,750
-------------------------------------------------------------------------------
  95% of the Primary Account(1)          $390,496       $255,763     $254,860
  4% of the Secondary Account(1)           17,371           (326)         219
-------------------------------------------------------------------------------
  Earnings Allocated to
    Class A Limited Partners              407,867        255,437      255,079
  Weighted Average Class A Units
    Outstanding                            46,446         46,446       46,446
-------------------------------------------------------------------------------
  Earnings per Class A Unit               $  8.78        $  5.50      $  5.49
-------------------------------------------------------------------------------

(1) Class B Units are allocated 4% of Primary Account and 95% of Secondary Account earnings. The general partners are allocated 1% of each account.

The increase in the earnings allocation to the Secondary Account in 1996 reflects the gains on sales of partnership interests.

6. RECEIVABLES

The major components of Accounts and Notes Receivable are presented below. No allowance for doubtful accounts was required in either year.

-------------------------------------------------------------------------------
  In thousands at December 31                               1996        1995
-------------------------------------------------------------------------------
  Notes receivable-trade                                  $2,763     $ 22,730
  Accounts receivable-trade                                  965          275
  Accrued interest and other receivables                   4,500          553
-------------------------------------------------------------------------------
                                                          $8,228      $23,558
-------------------------------------------------------------------------------

Notes receivable-trade at December 31, 1995 included $18.5 million from a 1995 fourth-quarter bulk sale that was collected in 1996.

7. LONG-TERM  DEBT

On November 15, 1996, IPT borrowed $450 million under a three-year credit agreement with 13 banks. The proceeds from this borrowing were used to repay a loan and accrued interest from International Paper ($145 million) and to fund current and projected Secondary Account operating deficits ($119 million), with the remainder ($186 million) distributed to unitholders as part of the $.50 per Class A Unit distribution in November 1996. In addition, interest rate swap agreements were executed for the entire $450 million principal amount that have the effect of converting the floating rate borrowing under the credit agreement to a fixed rate borrowing at 6.23%. While the borrowing under the credit agreement may be repaid at any time, payments under the interest rate swap agreements, which are expensed, continue through November 1999. As the counterparties to the swap agreements are major financial institutions, management does not expect nonperformance by the counterparties.

On November 15, 1995, the Partnership borrowed $750 million under a credit agreement with a consortium of banks. The proceeds were then distributed to unitholders. This debt was included in the net assets of the subsidiary partnership interest sold on March 29, 1996.

Cash payments for interest were $11.7 million in 1996.

8. PARTNERS' CAPITAL

The following table presents the activity in the Partners' Capital accounts.

-------------------------------------------------------------------------------
                                            General      Limited
  In thousands                             Partners      Partners      Total
-------------------------------------------------------------------------------
  Balance-January 1, 1994                 $32,321     $1,014,323   $1,046,644
  Net earnings for the period               2,738        271,012      273,750
  Partner distributions                    (1,408)      (139,397)    (140,805)
-------------------------------------------------------------------------------
  Balance-December 31, 1994                33,651      1,145,938    1,179,589
  Net earnings for the period               2,611        258,451      261,062
  Partner distributions                   (10,476)    (1,037,125)  (1,047,601)
-------------------------------------------------------------------------------
  Balance-December 31, 1995                25,786        367,264      393,050
  Net earnings for the period               8,453        836,869      845,322
  Partner distributions                    (7,632)      (755,545)    (763,177)
-------------------------------------------------------------------------------
  Balance-December 31, 1996               $26,607      $ 448,588   $  475,195
-------------------------------------------------------------------------------

Distributions in 1996 include a special distribution of $453 million ($9.75 per Class A Unit) and $186 million paid from the Secondary Account, of which $7.4 million or $.16 per Class A Unit was paid to Class A unitholders as part of the regular $.50 fourth-quarter distribution.

Distributions in 1995 include a special distribution of $186 million ($4.00 per Class A Unit) and $743 million paid from the Partnership's Secondary Account, of which $29.7 million or $.64 per Class A Unit was paid to Class A unitholders as part of the regular $.72 fourth-quarter distribution.

The authorized and outstanding Class A and Class B Units at December 31, 1996, 1995 and 1994, which represent the limited partnership interests of IPT, are presented below. The Class B Units are 100% owned by International Paper and affiliates.

                                Class A Depositary Units
                     -----------------------------------------
                     International  Unaffiliated                       Class B
                         Paper and         Third                    Depositary
                        Affiliates       Parties         Total           Units
-------------------------------------------------------------------------------
Number of units         39,146,229     7,299,500    46,445,729      50,976,480
-------------------------------------------------------------------------------
Percentage of total            84%           16%          100%            100%
-------------------------------------------------------------------------------

Under the terms of the Partnership Agreement, International Paper has the right to purchase, at any time, all outstanding Class A Units at a price equal to 133% of the market price at that time.

9. COMMITMENTS AND CONTINGENT LIABILITIES

IPT is involved in various legal proceedings incidental to its business. While any proceeding or litigation has an element of uncertainty, IPT believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.



                             INTERIM FINANCIAL RESULTS (UNAUDITED)

                                                                 Quarter

                                        ------------------------------------------------------
  IN THOUSANDS, EXCEPT PER UNIT DATA      FIRST           SECOND         THIRD           FOURTH

1996
------------------------------------------------------------------------------------------------
Total revenues                        $  81,108      $  56,799       $  83,299(1)    $  56,067
  Operating earnings                   692,283(2)       51,214           56,947         44,978
  Net Partnership earnings             686,300(2)       56,393           57,414         45,215
  Per Class A Unit
   Earnings                           $   5.66(2)    $     .98       $     1.23      $     .91
   Distributions declared                10.25(3)          .50              .50            .50
------------------------------------------------------------------------------------------------

  1995
------------------------------------------------------------------------------------------------
  Total revenues                      $  82,267        $72,932        $  82,237      $ 122,518(4)
  Operating earnings                     56,752         46,833           54,375         90,940
  Net Partnership earnings               63,120         50,563           58,227         89,152
  Per Class A Unit
   Earnings                             $  1.36        $  1.27          $  1.33        $  1.54
   Distributions declared                  4.72(5)         .72              .72            .72
------------------------------------------------------------------------------------------------

  (1)  Includes $21.5 million of bulk sales in the third quarter.
  (2) Includes $638.2 million ($4.37 per Class A Unit) from the sale of a subsidiary partnership interest.
  (3) Distribution for the first quarter of 1996 includes a special distribution of $9.75 per Class A Unit.
  (4) Includes $51.3 million of forestland and bulk sales in the fourth quarter.
  (5) Distributions for the first quarter of 1995 include a special distribution of $4.00 per Class A Unit.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Partners of IP Timberlands, Ltd.:

We have audited the accompanying consolidated balance sheets of IP Timberlands, Ltd. (a Texas limited partnership) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of earnings and cash flows for each of the three years ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IP Timberlands, Ltd. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

New York, N.Y.
February 7, 1997


RESPONSIBILITY FOR FINANCIAL STATEMENTS

IP Timberlands, Ltd., through the participation of IP Forest Resources Company, "IPFR," (the managing general partner) and International Paper Company (the special general partner), is responsible for the fair presentation of the information contained in the financial statements in this annual report. The statements were prepared in accordance with generally accepted accounting principles and reflect management's best judgment as to the Partnership's financial position, results of operations and cash flows.

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


/s/ Frederick L. Bleier

Frederick L. Bleier
Treasurer and Controller

DIRECTORS

  JOHN T. DILLON
  Chairman and Chief Executive Officer
  International Paper

  THOMAS C. GRAHAM*
  Retired Chairman of the Board
  AK Steel Corporation

  ARTHUR G. HANSEN*
  Educational Consultant

  JANE C. PFEIFFER*
  Management Consultant

  ROGER B. SMITH*
  Retired Chairman and Chief Executive Officer
  General Motors Corporation

* Member of the Audit Committee

  Directors of IP Forest Resources Company,
  Managing General Partner of IP Timberlands, Ltd.


MANAGERS


  JOHN T. DILLON
  Chairman and Chief Executive Officer

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

  FREDERICK L. BLEIER
  Treasurer and Controller

  CARL Q. CARTER
  Chief Tax Officer

  DENNIS G. SCHROEDER
  Auditor


  Managers of IP Forest Resources Company,
  Managing General Partner of IP Timberlands, Ltd.

UNITHOLDER TAX INFORMATION

Each year IPT prepares a customized tax package for each unitholder showing the unitholder's share of the Partnership's capital gain, ordinary income (or loss) and other information required for the unitholder's federal income tax return. The package also includes information regarding state tax reporting requirements for those states in which the Partnership has operations. Unitholders should discuss the requirement for state tax reporting with their tax advisers.

IPT makes available upon request a generalized tax package providing detailed instructions for determining the capital gain, ordinary income (or loss) and other tax results on a per unit basis.

Tax packages for 1996 were mailed to unitholders in late February 1997. Information pertaining to customized or generalized tax packages may be obtained by calling 1-800-942-4555.

THIS 1996 ANNUAL REPORT TO UNITHOLDERS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS CONCERNING IPT'S BUSINESS PROSPECTS, POSSIBLE DECLINES IN DISTRIBUTIONS AND THE PRICE OF THE CLASS A UNITS. OVERALL MARKET CONDITIONS COULD INFLUENCE THE EXPECTED PRICE DECLINE OF THE CLASS A UNITS AND THE POSSIBILITY OF A DECLINE IN THE DISTRIBUTION TO CLASS A UNITHOLDERS.


PARTNERSHIP INFORMATION


PARTNERSHIP HEADQUARTERS
IP Timberlands, Ltd.
Two Manhattanville Road
Purchase, N.Y. 10577
1-800-634-8050

STOCK TRANSFER AGENT AND REGISTRAR

For questions concerning change of address, lost certicates or cash distribution checks, or change in registered ownership, write or call:

ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Centre
Ridgefield Park, N.J. 07660
Within the U.S., call 1-800-851-9677.
Outside the U.S., call collect 0-212-613-7427.

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

PAPER USED IN THIS ANNUAL REPORT:
STRATHMORE ELEMENTS, bright white, lines, 80 lb. cover and 80 lb. text.

Copyright 1997 IP Timberlands, Ltd. All rights reserved.

                             [LOGO] IP TIMBERLANDS, LTD.










                                 IP Timberlands, Ltd.

                               Two Manhattanville Road

                                 Purchase, N.Y. 10577